SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F  ☒        Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 12, 2021, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2021 and September 30, 2021 and for the three and six months ended September 30, 2020 and 2021.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 12, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi

Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO

ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation’s quarterly financial report (
shihanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on November 12, 2021, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2021 and September 30, 2021 and for the three and six months ended September 30, 2020 and 2021.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2020	Six months ended September 30, 2021	Fiscal year ended March 31, 2021
Total revenues	¥1,084,738	¥1,241,534	¥2,292,708
Income before income taxes	134,174	220,789	287,561
Net income attributable to ORIX Corporation shareholders	93,842	146,682	192,384
Comprehensive Income attributable to ORIX Corporation shareholders	88,110	171,510	226,266
ORIX Corporation shareholders’ equity	2,979,684	3,117,654	3,028,456
Total assets	13,168,070	13,834,678	13,563,082
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	75.22	121.12	155.54
Diluted (yen)	75.16	121.00	155.39
ORIX Corporation shareholders’ equity ratio (%)	22.6	22.5	22.3
Cash flows from operating activities	519,772	593,156	1,095,676
Cash flows from investing activities	(420,148)	(436,361)	(1,203,252)
Cash flows from financing activities	72,145	(76,204)	39,884
Cash, Cash Equivalents and Restricted Cash at end of Period	1,307,306	1,161,892	1,079,575

Note: Consumption tax is excluded from the stated amount of total revenues.

	Millions of yen (except for per share amounts)
	Three months ended September 30, 2020	Three months ended September 30, 2021
Total revenues	¥547,097	¥632,721
Net income attributable to ORIX Corporation shareholders	43,794	81,466
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	35.15	67.51

Note: Consumption tax is excluded from the stated amount of total revenues
(2) Overview of Activities
During the six months ended September 30, 2021, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2021 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company continues to closely monitor the effects of
COVID-19
on the business activities, financial condition and results of operations of the ORIX Group. The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors mentioned above or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report
(shihanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Six Months Ended September 30, 2021

Total revenues	¥1,241,534 million (Up 14% year on year)
Total expenses	¥1,032,617 million (Up 7% year on year)
Income before income taxes	¥220,789 million (Up 65% year on year)
Net income attributable to ORIX Corporation Shareholders	¥146,682 million (Up 56% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥121.12 (Up 61% year on year)
(Diluted)	¥121.00 (Up 61% year on year)
ROE (Annualized) *1	9.5% (6.3% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.14% (1.43% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
Total revenues for the six months ended September 30, 2021 increased 14% to ¥1,241,534 million compared to ¥1,084,738 million during the same period of the previous fiscal year due to increases in services income, sales of goods and real estate, gains on investment securities and dividends, and operating leases revenues.
Total expenses increased 7% to ¥1,032,617 million compared to ¥964,899 million during the same period of the previous fiscal year due to increases in services expense, costs of goods and real estate sold, selling, general and administrative expenses and costs of operating leases.
Equity in net income (loss) of affiliates increased 136% to ¥5,399 million compared to ¥2,289 million and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased 16% to ¥6,473 million compared to ¥7,681 million during the same period of the previous fiscal year.
Due to the above results, income before income taxes for the six months ended September 30, 2021 increased 65% to ¥220,789 million compared to ¥134,174 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 56% to ¥146,682 million compared to ¥93,842 million during the same period of the previous fiscal year.

Segment Information
Our operating segments used by the chief operating decision maker to make decisions about resource allocations and assess performance are organized into 10 segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations and business areas. The 10 segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each its respective segments, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021 and financial information of the segments for the six months ended September 30, 2020 has been retrospectively restated.
Total revenues and profits by segment for the six months ended September 30, 2020 and 2021 are as follows:

	Millions of yen
	Six months ended September 30, 2020		Six months ended September 30, 2021		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥209,144	¥31,094	¥230,275	¥52,401	¥21,131	10	¥21,307	69
Real Estate	167,276	11,009	202,514	23,860	35,238	21	12,851	117
PE Investment and Concession	157,826	4,294	192,150	1,834	34,324	22	(2,460)	(57)
Environment and Energy	70,865	13,599	63,898	9,663	(6,967)	(10)	(3,936)	(29)
Insurance	235,754	35,308	235,088	33,009	(666)	(0)	(2,299)	(7)
Banking and Credit	41,661	25,170	43,097	22,065	1,436	3	(3,105)	(12)
Aircraft and Ships	14,876	5,527	17,748	618	2,872	19	(4,909)	(89)
ORIX USA	57,859	9,881	84,988	47,614	27,129	47	37,733	382
ORIX Europe	73,046	17,103	101,104	28,591	28,058	38	11,488	67
Asia and Australia	58,962	3,791	71,705	20,485	12,743	22	16,694	440

Total	1,087,269	156,776	1,242,567	240,140	155,298	14	83,364	53

Difference between Segment Total and Consolidated Amounts	(2,531)	(22,602)	(1,033)	(19,351)	1,498	—	3,251	—

Total Consolidated Amounts	¥1,084,738	¥134,174	¥1,241,534	¥220,789	¥156,796	14	¥86,615	65

Total assets by segment as of March 31, 2021 and September 30, 2021 are as follows:

	Millions of yen
	March 31, 2021		September 30, 2021		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,676,063	12	¥1,659,642	12	¥(16,421)	(1)
Real Estate	872,095	6	878,068	6	5,973	1
PE Investment and Concession	378,698	3	368,794	3	(9,904)	(3)
Environment and Energy	489,174	4	695,445	5	206,271	42
Insurance	1,959,521	15	1,962,961	14	3,440	0
Banking and Credit	2,690,627	20	2,709,991	20	19,364	1
Aircraft and Ships	601,762	4	615,640	4	13,878	2
ORIX USA	1,220,081	9	1,188,438	9	(31,643)	(3)
ORIX Europe	369,546	3	397,073	3	27,527	7
Asia and Australia	1,084,222	8	1,125,430	8	41,208	4

Total	11,341,789	84	11,601,482	84	259,693	2

Difference between Segment Total and Consolidated Amounts	2,221,293	16	2,233,196	16	11,903	1

Total Consolidated Amounts	¥13,563,082	100	¥13,834,678	100	¥271,596	2

Segment information for the six months ended September 30, 2021 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment; Yayoi
In corporate financial services, we are engaged in leasing and lending businesses with a focus on profitability. We also focus on fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support in domestic regions. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but also developing new services relating to robots, drones, etc.
Segment profits increased 69% to ¥52,401 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the listing of an investee, and an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in lending of electronic measuring instruments and
ICT-related
equipment in our rental business.
Segment assets decreased 1% to ¥1,659,642 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases and investment in operating leases.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥28,805	¥28,026	¥(779)	(3)
Gains on investment securities and dividends	1,168	10,804	9,636	825
Operating leases	120,034	127,003	6,969	6
Sales of goods and real estate	4,661	5,512	851	18
Services income	54,476	58,930	4,454	8

Total Segment Revenues	209,144	230,275	21,131	10

Segment Expenses:
Interest expense	2,849	2,596	(253)	(9)
Costs of operating leases	99,350	96,659	(2,691)	(3)
Costs of goods and real estate sold	2,942	3,855	913	31
Services expense	27,160	28,132	972	4
Selling, general and administrative expenses	36,910	37,966	1,056	3
Provision for credit losses and write-downs of long-lived assets and securities	627	721	94	15
Other	8,272	7,996	(276)	(3)

Total Segment Expenses	178,110	177,925	(185)	(0)

Segment Operating Income	31,034	52,350	21,316	69

Equity in Net income (Loss) of Affiliates, and others	60	51	(9)	(15)

Segment Profits	¥31,094	¥52,401	¥21,307	69

	As of March 31, 2021	As of September 30, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥610,366	¥597,013	¥(13,353)	(2)
Installment loans	330,917	334,371	3,454	1
Investment in operating leases	548,677	534,330	(14,347)	(3)
Investment in securities	30,318	40,617	10,299	34
Property under facility operations	18,726	18,066	(660)	(4)
Inventories	630	782	152	24
Advances for finance lease and operating lease	500	304	(196)	(39)
Investment in affiliates	18,049	17,604	(445)	(2)
Goodwill, intangible assets acquired in business combinations	117,880	116,555	(1,325)	(1)

Total Segment Assets	¥1,676,063	¥1,659,642	¥(16,421)	(1)

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will actively work to promote businesses that utilize IoT and AI, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential management, office building management, construction contracting, and real estate brokerage.
Segment profits increased 117% to ¥23,860 million compared to the same period of the previous fiscal year. This increase was due to an increase in sales of real estate by DAIKYO INCORPORATED and its subsidiaries, and an increase in operating leases revenues resulting from sales of real estate under operating leases.
Segment assets increased 1% to ¥878,068 million compared to the end of the previous fiscal year. This increase was due to an increase in advances for finance lease and operating lease.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥3,113	¥2,747	¥(366)	(12)
Operating leases	28,111	30,878	2,767	10
Sales of goods and real estate	40,293	60,556	20,263	50
Services income	95,749	108,331	12,582	13
Other	10	2	(8)	(80)

Total Segment Revenues	167,276	202,514	35,238	21

Segment Expenses:
Interest expense	1,082	1,239	157	15
Costs of operating leases	12,526	12,251	(275)	(2)
Costs of goods and real estate sold	34,826	48,553	13,727	39
Services expense	93,113	102,113	9,000	10
Selling, general and administrative expenses	17,304	16,717	(587)	(3)
Provision for credit losses and write-downs of long-lived assets and securities	413	11	(402)	(97)
Other	(1,594)	(1,280)	314	—

Total Segment Expenses	157,670	179,604	21,934	14

Segment Operating Income	9,606	22,910	13,304	138

Equity in Net income (Loss) of Affiliates, and others	1,403	950	(453)	(32)

Segment Profits	¥11,009	¥23,860	¥12,851	117

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥66,371	¥62,335	¥(4,036)	(6)
Investment in operating leases	291,877	292,185	308	0
Investment in securities	8,543	7,642	(901)	(11)
Property under facility operations	149,479	147,959	(1,520)	(1)
Inventories	94,429	94,121	(308)	(0)
Advances for finance lease and operating lease	98,820	106,979	8,159	8
Investment in affiliates	99,105	101,835	2,730	3
Advances for property under facility operations	4,089	6,679	2,590	63
Goodwill, intangible assets acquired in business combinations	59,382	58,333	(1,049)	(2)

Total Segment Assets	¥872,095	¥878,068	¥5,973	1

PE Investment and Concession
:
Private equity investment and concession
In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment profits decreased 57% to ¥1,834 million compared to the same period of the previous fiscal year. This decrease was due to the recording write-down of inventories at a certain investee, and a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.
Despite a decrease in goodwill and an increase in investment in operating leases resulting from the allocation of acquisition costs of subsidiaries acquired during the nine months ended December 31, 2020, segment assets decreased 3% to ¥368,794 million compared to the end of the previous fiscal year due to a decrease in inventories at a certain investee.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥80	¥124	¥44	55
Gains on investment securities and dividends	542	1,107	565	104
Operating leases	3,236	16,127	12,891	398
Sales of goods and real estate	144,417	161,106	16,689	12
Services income	9,551	13,686	4,135	43

Total Segment Revenues	157,826	192,150	34,324	22

Segment Expenses:
Interest expense	732	1,335	603	82
Costs of operating leases	1,631	11,767	10,136	621
Costs of goods and real estate sold	123,508	149,592	26,084	21
Services expense	6,827	9,188	2,361	35
Selling, general and administrative expenses	17,061	25,201	8,140	48
Provision for credit losses and write-downs of long-lived assets and securities	13	951	938	—
Other	(176)	(13,710)	(13,534)	—

Total Segment Expenses	149,596	184,324	34,728	23

Segment Operating Income	8,230	7,826	(404)	(5)

Equity in Net income (Loss) of Affiliates, and others	(3,936)	(5,992)	(2,056)	—

Segment Profits	¥4,294	¥1,834	¥(2,460)	(57)

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,541	¥1,365	¥(176)	(11)
Investment in operating leases	23,455	45,593	22,138	94
Investment in securities	12,918	12,465	(453)	(4)
Property under facility operations	43,972	46,809	2,837	6
Inventories	45,597	36,666	(8,931)	(20)
Investment in affiliates	55,421	48,619	(6,802)	(12)
Advances for property under facility operations	6,732	4,245	(2,487)	(37)
Goodwill, intangible assets acquired in business combinations	189,062	173,032	(16,030)	(8)

Total Segment Assets	¥378,698	¥368,794	¥(9,904)	(3)

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have secured one of the largest solar power capacities in Japan, and we are gradually proceeding with operations. In the renewable energy business and electricity storage system business, we aim to design new business models based on the anticipated future business environment. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.
Segment profits decreased 29% to ¥9,663 million compared to the same period of the previous fiscal year. This decrease was due to the absence of bargain purchase gains recorded in the same period of the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.
Segment assets increased 42% to ¥695,445 million compared to the end of the previous fiscal year. This increase was due to the recording of property under facility operations and goodwill resulting from the acquisition of a subsidiary.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥603	¥474	¥(129)	(21)
Services income	68,796	61,699	(7,097)	(10)
Other	1,466	1,725	259	18

Total Segment Revenues	70,865	63,898	(6,967)	(10)

Segment Expenses:
Interest expense	6,221	2,718	(3,503)	(56)
Services expense	48,215	47,075	(1,140)	(2)
Selling, general and administrative expenses	5,252	4,588	(664)	(13)
Provision for credit losses and write-downs of long-lived assets and securities	475	(4)	(479)	—
Other	1,049	388	(661)	(63)

Total Segment Expenses	61,212	54,765	(6,447)	(11)

Segment Operating Income	9,653	9,133	(520)	(5)

Equity in Net income (Loss) of Affiliates, and others	3,946	530	(3,416)	(87)

Segment Profits	¥13,599	¥9,663	¥(3,936)	(29)

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥8,978	¥8,757	¥(221)	(2)
Installment loans	0	699	699	—
Investment in operating leases	2,051	131	(1,920)	(94)
Investment in securities	814	834	20	2
Property under facility operations	262,016	372,456	110,440	42
Inventories	396	412	16	4
Advances for finance lease and operating lease	1,392	19	(1,373)	(99)
Investment in affiliates	180,492	195,880	15,388	9
Advances for property under facility operations	19,963	16,574	(3,389)	(17)
Goodwill, intangible assets acquired in business combinations	13,072	99,683	86,611	663

Total Segment Assets	¥489,174	¥695,445	¥206,271	42

Insurance
:
Life insurance
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Despite an increase in life insurance premiums and related investment income at ORIX Life Insurance in line with an increase in insurance contracts, segment profits decreased 7% to ¥33,009 million compared to the same period of the previous fiscal year due to a decrease in reversal of policy liability reserve related to variable life insurance contracts at Hartford Life Insurance.
Segment assets totaled ¥1,962,961 million, remaining unchanged compared to the end of the previous fiscal year.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥117	¥126	¥9	8
Life insurance premiums and related investment income	234,857	233,960	(897)	(0)
Other	780	1,002	222	28

Total Segment Revenues	235,754	235,088	(666)	(0)

Segment Expenses:
Interest expense	0	0	0	—
Life insurance costs	172,940	174,766	1,826	1
Selling, general and administrative expenses	27,325	27,409	84	0
Provision for credit losses and write-downs of long-lived assets and securities	(1)	1	2	—
Other	186	(92)	(278)	—

Total Segment Expenses	200,450	202,084	1,634	1

Segment Operating Income	35,304	33,004	(2,300)	(7)

Equity in Net income (Loss) of Affiliates, and others	4	5	1	25

Segment Profits	¥35,308	¥33,009	¥(2,299)	(7)

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,315	¥17,458	¥143	1
Investment in operating leases	28,909	28,638	(271)	(1)
Investment in securities	1,908,148	1,911,739	3,591	0
Goodwill, intangible assets acquired in business combinations	5,149	5,126	(23)	(0)

Total Segment Assets	¥1,959,521	¥1,962,961	¥3,440	0

Banking and Credit
:
Banking and consumer finance
In the banking business, we aim to increase finance revenues by increasing the balance of outstanding real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Segment profits decreased 12% to ¥22,065 million compared to the same period of the previous fiscal year. This decrease was due to the recording reversal of provision for credit losses at ORIX Credit in the same period of the previous fiscal year, which was affected by sluggish demand for funds. In addition, there was the absence of restrained advertising expenses in the same period of the previous fiscal year.
Segment assets increased 1% to ¥2,709,991 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥39,264	¥38,795	¥(469)	(1)
Gains on investment securities and dividends	269	1,335	1,066	396
Services income	2,128	2,967	839	39

Total Segment Revenues	41,661	43,097	1,436	3

Segment Expenses:
Interest expense	2,479	2,457	(22)	(1)
Services expense	3,345	3,977	632	19
Selling, general and administrative expenses	10,466	12,726	2,260	22
Provision for credit losses and write-downs of long-lived assets and securities	222	1,894	1,672	753
Other	(20)	(21)	(1)	—

Total Segment Expenses	16,492	21,033	4,541	28

Segment Operating Income	25,169	22,064	(3,105)	(12)

Equity in Net income (Loss) of Affiliates, and others	1	1	0	—

Segment Profits	¥25,170	¥22,065	¥(3,105)	(12)

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,402,916	¥2,420,740	¥17,824	1
Investment in securities	275,740	277,347	1,607	1
Investment in affiliates	200	133	(67)	(34)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,690,627	¥2,709,991	¥19,364	1

Aircraft and Ships
:
Aircraft leasing and management; ship-related finance and investment
In the aircraft-related operations, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through mutually complementary relationships with Avolon Holdings Limited (hereinafter, “Avolon”). In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
Segment profits decreased 89% to ¥618 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates, as Avolon recorded losses, despite an increase in services income in our ship-related businesses.
Segment assets increased 2% to ¥615,640 million compared to the end of the previous fiscal year. This increase was due to increases in investment in operating leases and installment loans.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥567	¥805	¥238	42
Operating leases	12,804	13,771	967	8
Services income	1,505	3,172	1,667	111

Total Segment Revenues	14,876	17,748	2,872	19

Segment Expenses:
Interest expense	6,743	5,840	(903)	(13)
Costs of operating leases	6,873	8,609	1,736	25
Services expense	128	481	353	276
Selling, general and administrative expenses	3,475	3,334	(141)	(4)
Provision for credit losses and write-downs of long-lived assets and securities	(160)	(0)	160	—
Other	483	(2,734)	(3,217)	—

Total Segment Expenses	17,542	15,530	(2,012)	(11)

Segment Operating Income	(2,666)	2,218	4,884	—

Equity in Net income (Loss) of Affiliates, and others	8,193	(1,600)	(9,793)	—

Segment Profits	¥5,527	¥618	¥(4,909)	(89)

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥2,994	¥2,980	¥(14)	(0)
Installment loans	30,757	36,648	5,891	19
Investment in operating leases	262,482	269,008	6,526	2
Investment in securities	0	25	25	—
Advances for finance lease and operating lease	578	1,378	800	138
Investment in affiliates	293,469	295,358	1,889	1
Goodwill, intangible assets acquired in business combinations	11,482	10,243	(1,239)	(11)

Total Segment Assets	¥601,762	¥615,640	¥13,878	2

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We aim to expand such asset businesses by making the most of our expertise in them. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With the expansion of both principle investments and assets under management, we aim for the growth of profits along with improvement of capital efficiency.
Segment profits increased 382% to ¥47,614 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the sales of investees, and a decrease in provision for credit losses.
Segment assets decreased 3% to ¥1,188,438 million compared to the end of the previous fiscal year. This decrease was due to a decrease in installment loans.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥40,665	¥44,261	¥3,596	9
Gains on investment securities and dividends	4,102	27,085	22,983	560
Services income	10,854	12,052	1,198	11
Other	2,238	1,590	(648)	(29)

Total Segment Revenues	57,859	84,988	27,129	47

Segment Expenses:
Interest expense	10,948	7,732	(3,216)	(29)
Services expense	750	1,659	909	121
Selling, general and administrative expenses	33,327	35,772	2,445	7
Provision for credit losses and write-downs of long-lived assets and securities	7,705	(1,500)	(9,205)	—
Other	(1,502)	(382)	1,120	—

Total Segment Expenses	51,228	43,281	(7,947)	(16)

Segment Operating Income	6,631	41,707	35,076	529

Equity in Net income (Loss) of Affiliates, and others	3,250	5,907	2,657	82

Segment Profits	¥9,881	¥47,614	¥37,733	382

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥458	¥449	¥(9)	(2)
Installment loans	617,822	587,536	(30,286)	(5)
Investment in operating leases	5,317	6,108	791	15
Investment in securities	342,631	340,113	(2,518)	(1)
Property under facility operations and servicing assets	72,094	73,455	1,361	2
Inventories	603	567	(36)	(6)
Advances for finance lease and operating lease	378	538	160	42
Investment in affiliates	43,816	42,868	(948)	(2)
Goodwill, intangible assets acquired in business combinations	136,962	136,804	(158)	(0)

Total Segment Assets	¥1,220,081	¥1,188,438	¥(31,643)	(3)

ORIX Europe
:
Asset management of global equity and fixed income
Under ORIX Corporation Europe N.V. as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Segment profits increased 67% to ¥28,591 million compared to the same period of the previous fiscal year. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management.
Segment assets increased 7% to ¥397,073 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥46	¥7	¥(39)	(85)
Gains on investment securities and dividends	6,046	1,821	(4,225)	(70)
Services income	66,954	99,276	32,322	48

Total Segment Revenues	73,046	101,104	28,058	38

Segment Expenses:
Interest expense	(104)	(438)	(334)	—
Services expense	17,838	26,466	8,628	48
Selling, general and administrative expenses	33,695	44,485	10,790	32
Other	3,647	1,476	(2,171)	(60)

Total Segment Expenses	55,076	71,989	16,913	31

Segment Operating Income	17,970	29,115	11,145	62

Equity in Net income (Loss) of Affiliates, and others	(867)	(524)	343	—

Segment Profits	¥17,103	¥28,591	¥11,488	67

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥45,540	¥73,412	¥27,872	61
Investment in affiliates	1,770	1,884	114	6
Goodwill, intangible assets acquired in business combinations	322,236	321,777	(459)	(0)

Total Segment Assets	¥369,546	¥397,073	¥27,527	7

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment profits increased 440% to ¥20,485 million compared to the same period of the previous fiscal year. This increase was due to an increase in finance revenues in China, South Korea and Australia, an increase in gains on investment securities and dividends, and the absence of the recording of an impairment loss on an investment in an affiliate recorded in the same period of the previous fiscal year.
Segment assets increased 4% to ¥1,125,430 million compared to the end of the previous fiscal year. This increase was due to increases in net investment in leases, and installment loans in China, South Korea, and Australia.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Six months ended September 30, 2020	Six months ended September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥19,666	¥22,628	¥2,962	15
Gains on investment securities and dividends	731	3,530	2,799	383
Operating leases	32,529	38,694	6,165	19
Services income	5,979	6,825	846	14
Other	57	28	(29)	(51)

Total Segment Revenues	58,962	71,705	12,743	22

Segment Expenses:
Interest expense	10,525	9,289	(1,236)	(12)
Costs of operating leases	24,571	28,842	4,271	17
Services expense	4,268	4,617	349	8
Selling, general and administrative expenses	12,777	14,091	1,314	10
Provision for credit losses and write-downs of long-lived assets and securities	2,496	183	(2,313)	(93)
Other	651	521	(130)	(20)

Total Segment Expenses	55,288	57,543	2,255	4

Segment Operating Income	3,674	14,162	10,488	285

Equity in Net income (Loss) of Affiliates, and others	117	6,323	6,206	—

Segment Profits	¥3,791	¥20,485	¥16,694	440

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥338,603	¥360,583	¥21,980	6
Installment loans	271,038	275,043	4,005	1
Investment in operating leases	235,182	240,132	4,950	2
Investment in securities	32,804	33,843	1,039	3
Property under facility operations	1,284	1,070	(214)	(17)
Inventories	377	244	(133)	(35)
Advances for finance lease and operating lease	3,064	4,058	994	32
Investment in affiliates	195,413	204,144	8,731	4
Goodwill, intangible assets acquired in business combinations	6,457	6,313	(144)	(2)

Total Segment Assets	¥1,084,222	¥1,125,430	¥41,208	4

(2) Financial Condition

	As of March 31, 2021	As of September 30, 2021	Change

			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥13,563,082	¥13,834,678	¥271,596	2
(Segment assets)	11,341,789	11,601,482	259,693	2
Total liabilities	10,459,938	10,626,179	166,241	2
(Short- and long-term debt)	4,724,102	4,845,470	121,368	3
(Deposits)	2,317,785	2,286,082	(31,703)	(1)
ORIX Corporation shareholders’ equity	3,028,456	3,117,654	89,198	3
ORIX Corporation shareholders’ equity per share (yen)*1	2,487.77	2,593.96	106.19	4
ORIX Corporation shareholders’ equity ratio*2	22.3%	22.5%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6x	1.6x	—	—

*1 ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2 ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
Total assets increased 2% to ¥13,834,678 million compared to ¥13,563,082 million as of March 31, 2021 due to increases in property under facility operations, cash and cash equivalents, and other assets despite a decrease in trade notes, accounts and other receivable. In addition, segment assets increased 2% to ¥11,601,482 million compared to the balance as of March 31, 2021.
Total liabilities increased 2% to ¥10,626,179 million compared to ¥10,459,938 million as of March 31, 2021 due to increases in short-term debt and policy liabilities and policy account balances despite decreases in long-term debt, deposits and trade notes, accounts and other payable.
Shareholders’ equity increased 3% to ¥3,117,654 million compared to the balance as of March 31, 2021.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the effects of
COVID-19
on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥7,131,552 million as of September 30, 2021. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of September 30, 2021. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
During the six months ended September 30, 2021, we made an advance prepayment of ¥60,000 million of subordinated syndicated loan (hybrid loan), that may be repaid after 5 years from the execution, out of the total amount of ¥94,000 million borrowed in fiscal 2017. On the other hand, in order to procure the same amount, in fiscal 2021, we issued ¥50,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds), and during the six months ended September 30, 2021, we procured ¥10,000 million in financing by entering into a subordinated syndicated loan (hybrid loan). We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2021	September 30, 2021
Borrowings from financial institutions	¥291,578	¥368,115
Medium-term notes	1,336	1,337
Commercial paper	14,355	124,524

Total short-term debt	¥307,269	¥493,976

Short-term debt as of September 30, 2021 was ¥493,976 million, which accounted for 10% of the total amount of short-term and long-term debt (excluding deposits) as compared to 7% as of March 31, 2021.

While the amount of short-term debt as of September 30, 2021 was ¥493,976 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2021 was ¥1,499,856 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2021	September 30, 2021
Borrowings from financial institutions	¥3,189,083	¥3,142,338
Bonds	927,088	974,262
Medium-term notes	141,296	86,878
Payables under securitized loan receivables and other assets	159,366	148,016

Total long-term debt	¥4,416,833	¥4,351,494

The balance of long-term debt as of September 30, 2021 was ¥4,351,494 million, which accounted for 90% of the total amount of short-term and long-term debt (excluding deposits) as compared to 93% as of March 31, 2021.

(c) Deposits
	Millions of yen
	March 31, 2021	September 30, 2021
Deposits	¥2,317,785	¥2,286,082
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of September 30, 2021 increased by ¥82,317 million to ¥1,161,892 million compared to March 31, 2021.
Cash flows provided by operating activities were ¥593,156 million in the six months ended September 30, 2021, up from ¥519,772 million during the same period of the previous fiscal year, primarily resulting from an increase in net income and a change from an increase to a decrease in trading securities.
Cash flows used in investing activities were ¥436,361 million in the six months ended September 30, 2021, up from ¥420,148 million during the same period of the previous fiscal year, primarily resulting from an increase in purchases of lease equipment and an increase in acquisitions of subsidiaries.
Cash flows used in financing activities were ¥76,204 million in the six months ended September 30, 2021, compared to the inflow of ¥72,145 million during the same period of the previous fiscal year, primarily from an increase in repayment of debt with maturities longer than three months and a change from an increase to a decrease in deposits due to customers.
(5) Management Policy and Strategy
There were no significant changes for the six months ended September 30, 2021.

(6) Challenges to be addressed on a priority basis
There were no significant changes for the six months ended September 30, 2021.
(7) Research and Development Activity
There were no significant changes in research and development activities for the six months ended September 30, 2021.
(8) Major Facilities
There were no significant changes in major facilities for the six months ended September 30, 2021.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the three months ended September 30, 2021 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	September 30, 2021	Increase, net	September 30, 2021	Increase, net	September 30, 2021
0	1,285,724	¥0	¥221,111	¥0	¥248,290
(2) List of Major Shareholders
The following is a list of major shareholders based on our share registry as of September 30, 2021:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	175,714	14.59%

Custody Bank of Japan, Ltd. (Trust Account) 1-8-12, Harumi, Chuo-ku, Tokyo	77,559	6.44

SSBTC Client Omnibus Account One Lincoln Street, Boston MA USA 02111	29,797	2.47

Custody Bank of Japan, Ltd. (Trust Account9) 1-8-12, Harumi, Chuo-ku, Tokyo	29,497	2.44

Custody Bank of Japan, Ltd. (Trust Account7) 1-8-12, Harumi, Chuo-ku, Tokyo	24,407	2.02

Citibank, N.A.-NY, As Depositary Bank For Depositary Share Holders 388 Greenwich Street New York, NY 10013 USA	23,672	1.96

State Street Bank West Client-Treaty 505234 1776 Heritage Drive, North Quincy, MA 02171 USA	21,263	1.76

JP Morgan Securities Inc. Tokyo Building, 2-7-3, Marunouchi, Chiyoda-ku, Tokyo	20,930	1.73

Northern Trust Co. (AVFC) Sub A/C Non Treaty 50 Bank Street Canary Wharf London E14 5Nt, UK	19,157	1.59

SMBC Nikko Securities Inc. 3-3-1, Marunouchi, Chiyoda-ku, Tokyo	18,283	1.51

	440,283	36.56%

Notes	1:	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.
2:
In addition to the above, the Company has treasury stock shares of 81,692 thousand shares. The Company’s shares held through the Board Incentive Plan Trust (2,142 thousand shares) are not included in the number of treasury stock shares.

3:
On August 19, 2021, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Nikko Asset Management Co., Ltd. jointly filed a large shareholding report (an alteration report), as required under Japanese regulations, that shows their shareholdings of the Company as of August 13, 2021 as follows. The following information is not included in the List of Major Shareholders above because we were unable to confirm our share registry as of September 30, 2021 with regard to the reported number of shares held.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Sumitomo Mitsui Trust Asset Management Co., Ltd.	43,872	3.41%
Nikko Asset Management Co, Ltd.	20,572	1.60

Total	64,444	5.01%

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2021 and September 30, 2021, there were no changes of directors and executive officers.

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2021	September 30, 2021
Cash and Cash Equivalents		¥951,242	¥1,030,893
Restricted Cash		128,333	130,999
Net Investment in Leases		1,029,518	1,033,684
Installment Loans		3,670,784	3,672,574
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
September 30, 2021	¥73,857 million
Allowance for Credit Losses		(78,945)	(77,571)
Investment in Operating Leases		1,408,189	1,426,860
Investment in Securities		2,660,443	2,701,122
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
September 30, 2021	¥15,983 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
September 30, 2021
Amortized Cost	¥2,062,605 million
Allowance for Credit Losses	¥ (121) million
Property under Facility Operations		491,855	602,432
Investment in Affiliates		887,764	908,340
Trade Notes, Accounts and Other Receivable		354,334	288,311
Inventories		142,156	132,891
Office Facilities		246,399	244,040
Other Assets		1,671,010	1,740,103
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
September 30, 2021	¥5,564 million

Total Assets		¥13,563,082	¥13,834,678

Note:    The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2021	September 30, 2021
Cash and Cash Equivalents	¥4,305	¥3,953
Installment Loans (Net of Allowance for Credit Losses)	238,236	201,027
Investment in Operating Leases	78,633	105,078
Property under Facility Operations	230,216	236,882
Investment in Affiliates	51,226	50,590
Other	111,924	100,077

	¥714,540	¥697,607

		Millions of yen
Liabilities and Equity		March 31, 2021	September 30, 2021
Liabilities:
Short-Term Debt		¥307,269	¥493,976
Deposits		2,317,785	2,286,082
Trade Notes, Accounts and Other Payable		260,712	230,282
Policy Liabilities and Policy Account Balances		1,822,422	1,885,834
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
September 30, 2021	¥226,221 million
Current and Deferred Income Taxes		363,460	412,267
Long-Term Debt		4,416,833	4,351,494
Other Liabilities		971,457	966,244

Total Liabilities		10,459,938	10,626,179

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	259,802
Retained Earnings		2,744,588	2,839,047
Accumulated Other Comprehensive Income (Loss)		(84,650)	(59,822)
Treasury Stock, at Cost		(111,954)	(142,484)

ORIX Corporation Shareholders’ Equity		3,028,456	3,117,654
Noncontrolling Interests		74,688	90,845

Total Equity		3,103,144	3,208,499

Total Liabilities and Equity		¥13,563,082	¥13,834,678

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2021	September 30, 2021
Short-Term Debt	¥500	¥0
Trade Notes, Accounts and Other Payable	2,390	9,021
Long-Term Debt	413,268	416,031
Other	42,024	39,356

	¥458,182	¥464,408

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Revenues:
Finance revenues	¥131,904	¥137,191
Gains on investment securities and dividends	12,832	45,744
Operating leases	197,961	227,933
Life insurance premiums and related investment income	233,751	232,797
Sales of goods and real estate	192,653	230,655
Services income	315,637	367,214

Total revenues	1,084,738	1,241,534

Expenses:
Interest expense	42,161	33,432
Costs of operating leases	145,810	159,578
Life insurance costs	173,025	174,215
Costs of goods and real estate sold	163,538	204,182
Services expense	202,118	223,630
Other (income) and expense	7,833	(10,558)
Selling, general and administrative expenses	218,619	245,884
Provision for credit losses	7,336	2,106
Write-downs of long-lived assets	583	88
Write-downs of securities	3,876	60

Total expenses	964,899	1,032,617

Operating Income	119,839	208,917
Equity in Net Income (Loss) of Affiliates	2,289	5,399
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	7,681	6,473
Bargain Purchase Gain	4,365	0

Income before Income Taxes	134,174	220,789
Provision for Income Taxes	38,682	68,070

Net Income	95,492	152,719

Net Income Attributable to the Noncontrolling Interests	1,673	6,037

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	¥93,842	¥146,682

	Yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥75.22	¥121.12
Diluted:	75.16	121.00

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Revenues:
Finance revenues	¥66,473	¥68,889
Gains on investment securities and dividends	10,463	21,615
Operating leases	103,015	114,467
Life insurance premiums and related investment income	117,628	124,699
Sales of goods and real estate	84,288	111,551
Services income	165,230	191,500

Total revenues	547,097	632,721

Expenses:
Interest expense	19,480	16,513
Costs of operating leases	74,218	79,824
Life insurance costs	87,380	94,452
Costs of goods and real estate sold	70,669	105,114
Services expense	104,519	117,734
Other (income) and expense	2,728	(14,069)
Selling, general and administrative expenses	110,252	123,799
Provision for credit losses	931	2,361
Write-downs of long-lived assets	326	1
Write-downs of securities	2,271	54

Total expenses	472,774	525,783

Operating Income	74,323	106,938
Equity in Net Income (Loss) of Affiliates	(10,141)	10,319
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	2,361	3,476

Income before Income Taxes	66,543	120,733
Provision for Income Taxes	21,506	38,614

Net Income	45,037	82,119

Net Income Attributable to the Noncontrolling Interests	1,243	653

Net Income Attributable to ORIX Corporation Shareholders	¥43,794	¥81,466

	Yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥35.15	¥67.51
Diluted:	35.12	67.43

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Net Income	¥95,492	¥152,719

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	1,879	8,320
Net change of debt valuation adjustments	(534)	(61)
Net change of defined benefit pension plans	125	149
Net change of foreign currency translation adjustments	(8,749)	14,932
Net change of unrealized gains (losses) on derivative instruments	(520)	2,170

Total other comprehensive income (loss)	(7,799)	25,510

Comprehensive Income	87,693	178,229

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(114)	6,719

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(303)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥88,110	¥171,510

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Net Income	¥45,037	¥82,119

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	3,285	1,939
Net change of debt valuation adjustments	(102)	(37)
Net change of defined benefit pension plans	28	196
Net change of foreign currency translation adjustments	(7,476)	5,891
Net change of unrealized gains (losses) on derivative instruments	865	1,278

Total other comprehensive income (loss)	(3,400)	9,267

Comprehensive Income	41,637	91,386

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(421)	1,169

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(176)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥42,234	¥90,217

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Six months ended September 30, 2020

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2020	¥221,111	¥257,638	¥2,754,461	¥(118,532)	¥(121,070)	¥2,993,608	¥72,227	¥3,065,835

Cumulative effect of adopting Accounting Standards Update 2016-13			(42,855)			(42,855)	(71)	(42,926)

Balance at April 1, 2020	¥221,111	¥257,638	¥2,711,606	¥(118,532)	¥(121,070)	¥2,950,753	¥72,156	¥3,022,909

Contribution to subsidiaries						0	3,825	3,825
Transaction with noncontrolling interests		3,152				3,152	(8,312)	(5,160)
Comprehensive income, net of tax:
Net income			93,842			93,842	1,673	95,515
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				1,871		1,871	8	1,879
Net change of debt valuation adjustments				(534)		(534)	0	(534)
Net change of defined benefit pension plans				127		127	(2)	125
Net change of foreign currency translation adjustments				(6,671)		(6,671)	(1,798)	(8,469)
Net change of unrealized gains (losses) on derivative instruments				(525)		(525)	5	(520)

Total other comprehensive income (loss)						(5,732)	(1,787)	(7,519)

Total comprehensive income (loss)						88,110	(114)	87,996

Cash dividends			(51,493)			(51,493)	(6,554)	(58,047)
Acquisition of treasury stock					(11,243)	(11,243)	0	(11,243)
Disposal of treasury stock		(183)			257	74	0	74
Cancellation of treasury stock		(17,877)			17,877	0	0	0
Other, net		331	(1)		1	331	0	331

Balance at September 30, 2020	¥221,111	¥243,061	¥2,753,954	¥(124,264)	¥(114,178)	¥2,979,684	¥61,001	¥3,040,685

Six months ended September 30, 2021

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2021	¥221,111	¥259,361	¥2,744,588	¥(84,650)	¥(111,954)	¥3,028,456	¥74,688	¥3,103,144

Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215

Balance at April 1, 2021	¥221,111	¥259,361	¥2,744,803	¥(84,650)	¥(111,954)	¥3,028,671	¥74,688	¥3,103,359

Contribution to subsidiaries						0	28,040	28,040
Transaction with noncontrolling interests		20				20	(5,733)	(5,713)
Comprehensive income, net of tax:
Net income			146,682			146,682	6,037	152,719
Other comprehensive income
Net change of unrealized gains on investment in securities				8,320		8,320	0	8,320
Net change of debt valuation adjustments				(61)		(61)	0	(61)
Net change of defined benefit pension plans				150		150	(1)	149
Net change of foreign currency translation adjustments				14,317		14,317	615	14,932
Net change of unrealized gains on derivative instruments				2,102		2,102	68	2,170

Total other comprehensive income						24,828	682	25,510

Total comprehensive income						171,510	6,719	178,229

Cash dividends			(52,438)			(52,438)	(12,869)	(65,307)
Acquisition of treasury stock					(30,547)	(30,547)	0	(30,547)
Disposal of treasury stock		(12)			18	6	0	6
Other, net		433			(1)	432	0	432

Balance at September 30, 2021	¥221,111	¥259,802	¥2,839,047	¥(59,822)	¥(142,484)	¥3,117,654	¥90,845	¥3,208,499

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

Three months ended September 30, 2020

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at June 30, 2020	¥221,111	¥239,888	¥2,710,160	¥(122,704)	¥(113,281)	¥2,935,174	¥70,378	¥3,005,552

Contribution to subsidiaries						0	2,525	2,525
Transaction with noncontrolling interests		3,216				3,216	(8,234)	(5,018)
Comprehensive income, net of tax:
Net income			43,794			43,794	1,243	45,037
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				3,282		3,282	3	3,285
Net change of debt valuation adjustments				(102)		(102)	0	(102)
Net change of defined benefit pension plans				29		29	(1)	28
Net change of foreign currency translation adjustments				(5,618)		(5,618)	(1,682)	(7,300)
Net change of unrealized gains (losses) on derivative instruments				849		849	16	865

Total other comprehensive income (loss)						(1,560)	(1,664)	(3,224)

Total comprehensive income (loss)						42,234	(421)	41,813

Cash dividends						0	(3,247)	(3,247)
Acquisition of treasury stock					(1,155)	(1,155)	0	(1,155)
Disposal of treasury stock		(183)			257	74	0	74
Other, net		140			1	141	0	141

Balance at September 30, 2020	¥221,111	¥243,061	¥2,753,954	¥(124,264)	¥(114,178)	¥2,979,684	¥61,001	¥3,040,685

Three months ended September 30, 2021
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at June 30, 2021	¥221,111	¥259,585	¥2,757,581	¥(68,573)	¥(122,172)	¥3,047,532	¥67,719	¥3,115,251

Contribution to subsidiaries						0	27,286	27,286
Transaction with noncontrolling interests						0	(4,599)	(4,599)
Comprehensive income, net of tax:
Net income			81,466			81,466	653	82,119
Other comprehensive income
Net change of unrealized gains o n investment in securities				1,939		1,939	0	1,939
Net change of debt valuation adjustments				(37)		(37)	0	(37)
Net change of defined benefit pension plans				196		196	0	196
Net change of foreign currency translation adjustments				5,414		5,414	477	5,891
Net change of unrealized gains on derivative instruments				1,239		1,239	39	1,278

Total other comprehensive income						8,751	516	9,267

Total comprehensive income						90,217	1,169	91,386

Cash dividends						0	(730)	(730)
Acquisition of treasury stock					(20,330)	(20,330)	0	(20,330)
Disposal of treasury stock		(12)			18	6	0	6
Other, net		229				229	0	229

Balance at September 30, 2021	¥221,111	¥259,802	¥2,839,047	¥(59,822)	¥(142,484)	¥3,117,654	¥90,845	¥3,208,499

Note:	Changes in the redeemable noncontrolling interests are not included in this table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Cash Flows from Operating Activities:
Net income	¥95,492	¥152,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	154,979	164,237
Principal payments received under net investment in leases	208,285	213,774
Provision for credit losses	7,336	2,106
Equity in net income of affiliates (excluding interest on loans)	(1,483)	(4,760)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(7,681)	(6,473)
Bargain purchase gain	(4,365)	0
Gains on sales of securities other than trading	(6,510)	(13,017)
Gains on sales of operating lease assets	(15,888)	(26,238)
Write-downs of long-lived assets	583	88
Write-downs of securities	3,876	60
(Increase) d ecrease in trading securities	(14,617)	38,414
Increase in inventories	(7,436)	(211)
Decrease in trade notes, accounts and other receivable	17,982	31,665
Decrease in trade notes, accounts and other payable	(48,200)	(45,908)
Increase in policy liabilities and policy account balances	136,488	63,412
Other, net	931	23,288

Net cash provided by operating activities	519,772	593,156

Cash Flows from Investing Activities:
Purchases of lease equipment	(313,194)	(426,635)
Installment loans made to customers	(541,225)	(586,801)
Principal collected on installment loans	501,231	580,149
Proceeds from sales of operating lease assets	81,998	88,398
Investment in affiliates, net	(6,206)	(13,881)
Proceeds from sales of investment in affiliates	18,550	17,734
Purchases of available-for-sale debt securities	(265,217)	(240,909)
Proceeds from sales of available-for-sale debt securities	129,725	179,630
Proceeds from redemption of available-for-sale debt securities	18,970	34,180
Purchases of equity securities other than trading	(12,443)	(30,450)
Proceeds from sales of equity securities other than trading	14,402	47,813
Purchases of property under facility operations	(26,396)	(12,799)
Acquisitions of subsidiaries, net of cash acquired	(1,709)	(90,090)
Sales of subsidiaries, net of cash disposed	319	4,143
Other, net	(18,953)	13,157

Net cash used in investing activities	(420,148)	(436,361)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	68,417	159,408
Proceeds from debt with maturities longer than three months	515,997	475,898
Repayment of debt with maturities longer than three months	(526,556)	(591,890)
Net increase (decrease) in deposits due to customers	90,431	(31,813)
Cash dividends paid to ORIX Corporation shareholders	(51,493)	(52,438)
Acquisition of treasury stock	(11,243)	(30,547)
Contribution from noncontrolling interests	7,723	7,271
Purchases of shares of subsidiaries from noncontrolling interests	(4,282)	(1,289)
Net increase (decrease) in call money	(10,000)	2,500
Other, net	(6,849)	(13,304)

Net cash provided by (used in) financing activities	72,145	(76,204)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	253	1,726

Net increase in Cash, Cash Equivalents and Restricted Cash	172,022	82,317

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,135,284	1,079,575

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,307,306	¥1,161,892

Note:
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of September 30, 2020 and September 30, 2021, respectively.

	Millions of yen
	September 30, 2020	September 30, 2021
Cash and Cash Equivalents	¥1,182,557	¥1,030,893
Restricted Cash	124,749	130,999

Cash, Cash Equivalents and Restricted Cash	¥1,307,306	¥1,161,892

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2021 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating all credit losses expected to occur in future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to a SPE that needs to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, a SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, the equity method is applied. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19.
As of September 30, 2021, there were no significant changes in the forecast assumed at the end of the previous fiscal year, and there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore, our accounting estimates and assumptions may change over time.

(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.
The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, based on the following five steps;
Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation
In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in revenues from finance leases and those costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.

(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.
(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Gains on investment securities and dividends
—
Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification. However, if lessees applied for
COVID-19
related rent concessions and changes of lease payments do not result in a substantial increase to the rights of the lessor or the obligations of the lessee, the concessions are eligible to be applied for the practical expedient. The Company and its subsidiaries applied the practical expedient when accounting for eligible rent concessions mentioned above. Taking lessees’ future business performance into consideration, the Company and its subsidiaries applied the practical expedient by the following 3 approaches: recognize revenue under the original lease contract, recognize revenue under the conditions changed by rent concessions or only recognize revenue when receiving the lease payments.

In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥741,022 million and ¥767,801 million as of March 31, 2021 and September 30, 2021, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.
(e) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.
Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.
The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for credit losses
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic conditions and trends and expected outlook in future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions, and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”) (hereinafter, “Credit Losses Standard”), see Note 2 “Significant Accounting and Reporting Policies (f) Allowance for credit losses.”
(i) Income taxes
The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.
At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for the six months ended September 30, 2020 and 2021 were approximately 28.8% and 30.8%
, respectively. These rates are approximately 32.3% and 32.0% for the three months ended September 30, 2020 and 2021, respectively. For the six and three months ended September 30, 2020 and 2021, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately
24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
The Company and certain subsidiaries have elected to file a consolidated tax return in Japan for National Corporation tax purposes.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.
(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Stock splits
Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in
capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.
As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.
In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in
capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in
capital is increased by the excess of the market value over par value of the shares issued.
Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in
capital as of September 30, 2021 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.
(o) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(p) Restricted cash
Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse
loans, deposits held on behalf of third parties in the aircraft-related business and others.

(q) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period
.
Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2021 and September 30, 2021 were ¥72,658 million and ¥82,320 million, respectively. There were ¥63,272 million and ¥73,857 million of loans held for sale as of March 31, 2021 and September 30, 2021, respectively, measured at fair value by electing the fair value option.
(r) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar facilities and thermal power stations), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥132,184 million and ¥146,919 million as of March 31, 2021 and September 30, 2021, respectively.
(s) Trade notes, accounts and other receivable
Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets, and receivables relating to debt securities sold.
(t) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2021 and September 30, 2021, residential condominiums under development were ¥57,502 million and ¥67,848 million, respectively, and completed residential condominiums and merchandise for sale were ¥84,654 million and ¥65,043 million, respectively.
The Company and its subsidiaries recorded ¥125 million and ¥9,914 million of write-downs principally on completed residential condominiums and merchandise for sale for the six months ended September 30, 2020 and 2021, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended September 30, 2020 and 2021 were ¥63 million and ¥9,870 million, respectively. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, PE Investment and Concession segment and Environment and Energy segment.
(u) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥68,524 million and ¥70,820 million as of March 31, 2021 and September 30, 2021, respectively.
(v)
Right-of-use
assets
The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.

(w) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.
(x) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
(y) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥495,276 million and ¥561,118 million as of March 31, 2021 and September 30, 2021, respectively.
The amount of other intangible assets was ¥425,548 million and ¥422,738 million as of March 31, 2021 and September 30, 2021, respectively.

(z) Trade notes, accounts and other payable
Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.
(aa) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.
(ab) Capitalization of interest costs
The Company and its subsidiaries capitalize interest costs primarily related to assets under construction such as specific environmental assets, long-term real estate development and ship projects.
(ac) Advertising
The costs of advertising are expensed as incurred.
(ad) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(ae) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries
Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
(af) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(ag) Issuance of stock by an affiliate
When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ah) New accounting pronouncements
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operation and financial position as of and for the six and three months ended September 30, 2021 by adopting this update, as compared to the guidance that was in effect before the change.
In January 2020, Accounting Standards Update
2020-01
(“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging”—ASC 321 (“Investments—Equity Securities”), ASC 323 (“Investments—Equity Method and Joint Ventures), and ASC 815 (“Derivatives and Hedging)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments—Equity Securities”) immediately before applying or upon discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. The Company and its subsidiaries adopted this update on April 1, 2021. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2022. The Company and its subsidiaries did not adopt these updates as of September 30, 2021. The Company and its subsidiaries expect to adopt these updates during the reference rate transition period. We are currently in the process of identifying the potential effect on the Company and its subsidiaries’ results of operations or financial position by the adoption of these updates.

In July 2021, Accounting Standards Update
2021-05
(“Lessors—Certain Leases with Variable Lease Payments”—ASC 842 (“Leases”)) was issued as the amendments to ASC 842 (“Leases”). This update requires that lessors classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss at lease commencement. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 and early adoption is permitted. Entities that have adopted ASC 842 (“Leases”) before the issuance date of this Update have the option to apply the amendments either retrospectively to leases that commenced or were modified on or after the adoption of Update
2016-02
(ASC 842 (“Leases”)) or prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In October 2021, Accounting Standard Update 2021-08 (“Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”—ASC 805 (“Business Combinations”)) was issued. This update requires to apply ASC 606 (“Revenue from Contracts with Customers”) to recognize and measure contract assets and contract liabilities acquired in a business combination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update is applied prospectively to business combinations occurring on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financia
l
 assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and September 30, 2021:
March 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥63,272	¥0	¥63,272	¥0
Trading debt securities	2,654	0	2,654	0
Available-for-sale debt securities:	2,003,917	6,012	1,864,448	133,457
Japanese and foreign government bond securities*2	821,158	3,105	818,053	0
Japanese prefectural and foreign municipal bond securities	276,276	0	273,515	2,761
Corporate debt securities*3	742,251	2,907	738,323	1,021
CMBS and RMBS in the Americas	34,457	0	34,457	0
Other asset-backed securities and debt securities	129,775	0	100	129,675
Equity securities*4*5	396,465	82,039	223,016	91,410
Derivative assets:	22,696	352	8,521	13,823
Interest rate swap agreements	1,867	0	1,867	0
Options held/written and other	19,504	0	5,681	13,823
Futures, foreign exchange contracts	1,179	352	827	0
Foreign currency swap agreements	146	0	146	0
Netting*6	(1,944)	0	0	0
Net derivative assets	20,752	0	0	0
Other assets:	6,297	0	0	6,297
Reinsurance recoverables*7	6,297	0	0	6,297

Total	¥2,495,301	¥88,403	¥2,161,911	¥244,987

Liabilities:
Derivative liabilities:	¥71,034	¥475	¥70,526	¥33
Interest rate swap agreements	23,818	0	23,818	0
Options held/written and other	17,009	0	16,976	33
Futures, foreign exchange contracts	25,739	475	25,264	0
Foreign currency swap agreements	4,459	0	4,459	0
Credit derivatives held	9	0	9	0
Netting*6	(1,944)	0	0	0
Net derivative Liabilities	69,090	0	0	0
Policy Liabilities and Policy Account Balances:	266,422	0	0	266,422
Variable annuity and variable life insurance contracts*8	266,422	0	0	266,422

Total	¥337,456	¥475	¥70,526	¥266,455

September 30, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥73,857	¥0	¥73,857	¥0
Trading debt securities	2,483	0	2,483	0
Available-for-sale debt securities:	2,051,245	8,581	1,905,428	137,236
Japanes e and foreign government bond securities*2	790,202	1,150	789,052	0
Japanese prefectural and foreign municipal bond securities	289,172	0	286,381	2,791
Corporate debt securities*3	805,653	7,431	797,413	809
CMBS and RMBS in the Americas	32,482	0	32,482	0
Other asset-backed securities and debt securities	133,736	0	100	133,636
Equity securities*4*5	390,965	114,346	184,611	92,008
Derivative assets:	26,693	816	10,240	15,637
Interest rate swap agreements	1,706	0	1,706	0
Options held/written and other	18,699	0	3,062	15,637
Futures, foreign exchange contracts	5,228	816	4,412	0
Foreign currency swap agreements	1,060	0	1,060	0
Netting*6	(4,686)	0	0	0
Net derivative assets	22,007	0	0	0
Other assets:	5,564	0	0	5,564
Reinsurance recoverables*7	5,564	0	0	5,564

Total	¥2,550,807	¥123,743	¥2,176,619	¥250,445

Liabilities:
Derivative liabilities:	¥51,270	¥6	¥51,232	¥32
Interest rate swap agreements	19,594	0	19,594	0
Options held/written and other	16,996	0	16,964	32
Futures, foreign exchange contracts	13,173	6	13,167	0
Foreign currency swap agreements	1,507	0	1,507	0
Netting*6	(4,686)	0	0	0
Net derivative Liabilities	46,584	0	0	0
Policy Liabilities and Policy Account Balances:	226,221	0	0	226,221
Variable annuity and variable life insurance contracts*8	226,221	0	0	226,221

Total	¥277,491	¥6	¥51,232	¥226,253

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a loss of ¥461 million and a gain of ¥1,069 million from the change in the fair value of the loans for the six months ended September 30, 2020 and 2021, respectively. Included in “Other (income) and expense” in the consolidated statements of income were a gain of ¥1,982 million and a loss of ¥525 million from the change in the fair value of the loans for the three months ended September 30, 2020 and 2021, respectively. No gains or losses were recognized in earnings during the six months ended September 30, 2020 and 2021 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2021, were ¥60,556 million and ¥63,272 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥2,716 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2021, were ¥70,022 million and ¥73,857 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥3,835 million. As of March 31, 2021 and September 30, 2021, there were no loans that are 90 days or more past due or, in non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥14 million and ¥51 million from the change in the fair value of those investments for the six months ended September 30, 2020 and 2021, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥3 million and a gain of ¥20 million from the change in the fair value of those investments for the three months ended September 30, 2020 and 2021, respectively. The amount of aggregate fair value elected the fair value option was ¥1,537 million as of March 31, 2021. There were no such investments elected the fair value option as of September 30, 2021.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,147 million and ¥24 million from the change in the fair value of those investments for the six months ended September 30, 2020 and 2021, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥18 million and a loss of ¥18 million from the change in the fair value of those investments for the three months ended September 30, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥2,907 million and ¥7,431 million as of March 31, 2021 and September 30, 2021, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥2,614 million and ¥585 million from the change in the fair value of those investments for the six months ended September 30, 2020 and 2021, respectively. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥2,724 million and ¥248 million from the change in the fair value of those investments for the three months ended September 30, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥4,940 million and ¥8,552 million as of March 31, 2021 and September 30, 2021, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥13,737 million and ¥15,732 million as of March 31, 2021 and September 30, 2021, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥6,297 million and ¥5,564 million as of March 31, 2021 and September 30, 2021, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the six and three months ended September 30, 2020 and 2021, see Note 17 “Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥266,422 million and ¥226,221 million as of March 31, 2021 and September 30, 2021, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six and three months ended September 30, 2020 and 2021, see Note 17 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2020 and 2021:
Six months ended September 30, 2020

	Millions of yen
	Balance at April 1, 2020	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2020 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2020 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥88,353	¥(1,383)	¥8,838	¥7,455	¥13,631	¥(3,999)	¥(2,148)	¥(2,000)	¥101,292	¥59	¥8,696
Japanese prefectural and foreign municipal bond securities	2,832	0	(79)	(79)	0	0	0	0	2,753	0	(79)
Corporate debt securities	3,994	0	2	2	0	0	(495)	(2,000)	1,501	0	2
Other asset-backed securities and debt securities	81,527	(1,383)	8,915	7,532	13,631	(3,999)	(1,653)	0	97,038	59	8,773
Equity securities	83,901	1,844	(2,243)	(399)	869	(3,372)	(4,010)	(325)	76,664	1,776	(2,239)
Investment funds	83,901	1,844	(2,243)	(399)	869	(3,372)	(4,010)	(325)	76,664	1,776	(2,239)
Derivative assets and liabilities (net)	19,230	1,791	(559)	1,232	30	0	0	0	20,492	1,791	(559)
Options held/written and other	19,230	1,791	(559)	1,232	30	0	0	0	20,492	1,791	(559)
Other asset	18,206	(10,359)	0	(10,359)	1,373	0	(158)	0	9,062	(10,359)	0
Reinsurance recoverables *5	18,206	(10,359)	0	(10,359)	1,373	0	(158)	0	9,062	(10,359)	0
Policy Liabilities and Policy Account Balances	300,739	(17,441)	(741)	(18,182)	0	0	(22,111)	0	296,810	(17,441)	(741)
Variable annuity and variable life insurance contracts *6	300,739	(17,441)	(741)	(18,182)	0	0	(22,111)	0	296,810	(17,441)	(741)

Six months ended September 30, 2021

	Millions of yen

	Balance at April 1, 2021	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2021 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2021 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥133,457	¥4,281	¥1,827	¥6,108	¥22,270	¥(7,485)	¥(17,114)	¥0	¥137,236	¥321	¥1,904
Japanese prefectural and foreign municipal bond securities	2,761	0	30	30	0	0	0	0	2,791	0	30
Corporate debt securities	1,021	0	(0)	(0)	0	0	(212)	0	809	0	(0)
Other asset-backed securities and debt securities	129,675	4,281	1,797	6,078	22,270	(7,485)	(16,902)	0	133,636	321	1,874
Equity securities	91,410	12,735	1,018	13,753	13,691	(26,375)	(471)	0	92,008	1,528	1,008
Investment funds	91,410	12,735	1,018	13,753	13,691	(26,375)	(471)	0	92,008	1,528	1,008
Derivative assets and liabilities (net)	13,790	1,618	197	1,815	0	0	0	0	15,605	1,618	197
Options held/written and other	13,790	1,618	197	1,815	0	0	0	0	15,605	1,618	197
Other asset	6,297	(1,277)	0	(1,277)	1,050	0	(506)	0	5,564	(1,277)	0
Reinsurance recoverables *5	6,297	(1,277)	0	(1,277)	1,050	0	(506)	0	5,564	(1,277)	0
Policy Liabilities and Policy Account Balances	266,422	(6,731)	(84)	(6,815)	0	0	(47,016)	0	226,221	(6,731)	(84)
Variable annuity and variable life insurance contracts *6	266,422	(6,731)	(84)	(6,815)	0	0	(47,016)	0	226,221	(6,731)	(84)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the six months ended September 30, 2020, corporate debt securities totaling ¥2,000 million and investment funds totaling ¥325 million were transferred from Level 3 to Level 2, since the inputs became observable. There were no transfers in or out of Level 3 in the six months ended September 30, 2021,

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2020 and 2021:
Three months ended September 30, 2020

	Millions of yen
	Balance at June 30, 2020	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2020 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2020 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥99,953	¥(265)	¥1,287	¥1,022	¥7,158	¥(3,999)	¥(842)	¥(2,000)	¥101,292	¥33	¥1,122
Japanese prefectural and foreign municipal bond securities	2,804	0	(51)	(51)	0	0	0	0	2,753	0	(51)
Corporate debt securities	3,657	0	3	3	0	0	(159)	(2,000)	1,501	0	2
Other asset-backed securities and debt securities	93,492	(265)	1,335	1,070	7,158	(3,999)	(683)	0	97,038	33	1,171
Equity securities	78,797	3,862	(1,322)	2,540	456	(2,924)	(1,880)	(325)	76,664	3,841	(1,295)
Investment funds	78,797	3,862	(1,322)	2,540	456	(2,924)	(1,880)	(325)	76,664	3,841	(1,295)
Derivative assets and liabilities (net)	19,334	1,530	(372)	1,158	0	0	0	0	20,492	1,530	(372)
Options held/written and other	19,334	1,530	(372)	1,158	0	0	0	0	20,492	1,530	(372)
Other asset	10,854	(2,453)	0	(2,453)	727	0	(66)	0	9,062	(2,453)	0
Reinsurance recoverables *5	10,854	(2,453)	0	(2,453)	727	0	(66)	0	9,062	(2,453)	0
Policy Liabilities and Policy Account Balances	302,201	(7,350)	(142)	(7,492)	0	0	(12,883)	0	296,810	(7,350)	(142)
Variable annuity and variable life insurance contracts *6	302,201	(7,350)	(142)	(7,492)	0	0	(12,883)	0	296,810	(7,350)	(142)

Three months ended September 30, 2021

	Millions of yen

	Balance at June 30, 2021	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2021 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2021 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥131,538	¥4,291	¥1,394	¥5,685	¥14,859	¥(7,480)	¥(7,366)	¥0	¥137,236	¥285	¥1,410
Japanese prefectural and foreign municipal bond securities	2,758	0	33	33	0	0	0	0	2,791	0	33
Corporate debt securities	901	0	0	0	0	0	(92)	0	809	0	(0)
Other asset-backed securities and debt securities	127,879	4,291	1,361	5,652	14,859	(7,480)	(7,274)	0	133,636	285	1,377
Equity securities	88,113	1,373	1,022	2,395	2,339	(496)	(343)	0	92,008	301	1,012
Investment funds	88,113	1,373	1,022	2,395	2,339	(496)	(343)	0	92,008	301	1,012
Derivative assets and liabilities (net)	19,012	(3,590)	183	(3,407)	0	0	0	0	15,605	(3,590)	183
Options held/written and other	19,012	(3,590)	183	(3,407)	0	0	0	0	15,605	(3,590)	183
Other asset	5,878	(555)	0	(555)	481	0	(240)	0	5,564	(555)	0
Reinsurance recoverables*5	5,878	(555)	0	(555)	481	0	(240)	0	5,564	(555)	0
Policy Liabilities and Policy Account Balances	244,523	(3,172)	(51)	(3,223)	0	0	(21,525)	0	226,221	(3,172)	(51)
Variable annuity and variable life insurance contracts*6	244,523	(3,172)	(51)	(3,223)	0	0	(21,525)	0	226,221	(3,172)	(51)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the three months ended September 30, 2020, corporate debt securities totaling ¥2,000 million and investment funds totaling ¥325 million were transferred from Level 3 to Level 2, since the inputs became observable. There were no transfers in or out of Level 3 in the three months ended September 30, 2021.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2021 and the six months ended September 30, 2021. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥238	¥0	¥238	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	10,679	0	0	10,679
Investment in operating leases and property under facility operations	6,740	0	1,806	4,934
Certain equity securities	10,486	0	6,909	3,577
Certain investments in affiliates	11,413	8,799	0	2,614
Certain goodwill	775	0	0	775

	¥40,331	¥8,799	¥8,953	¥22,579

Six months ended September 30, 2021
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥7,774	¥0	¥0	¥7,774
Investment in operating leases and property under facility operations	885	0	213	672
Certain equity securities	2,492	0	2,492	0
Certain investments in affiliates	228	0	0	228

	¥11,379	¥0	¥2,705	¥8,674

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.

Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.
The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Investment in operating leases and property under facility operations, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain investments in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes
.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Goodwill
The Company and its subsidiaries mainly use discounted cash flow methodologies and business enterprise value multiples methodologies to measure the fair value of goodwill. The fair value of goodwill is classified as Level 3 because unobservable inputs are used in the methodologies.

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and September 30, 2021.

	March 31, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,761	Appraisals/Broker quotes	—	—
Corporate debt securities	1,021	Discounted cash flows	Discount rate	0.3% – 1.8% (0.7%)
Other asset-backed securities and debt securities	25,891	Discounted cash flows	Discount rate	1.0% – 51.2% (11.1%)
			Probability of default	1.9% (1.9%)
	103,784	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	78,134	Discounted cash flows	WACC	13.1% – 18.7% (16.8%)
			EV/Terminal EBITDA multiple	7.3x-10.5x (8.6x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.8x-9.5x (7.8x)
			EV/Forward EBITDA multiple	7.6x-11.6x (9.0x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.7x-10.9x (9.1x)
	13,276	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	13,762	Discounted cash flows	Discount rate	12.0% – 33.0% (14.3%)
	61	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	6,297	Discounted cash flows	Discount rate	0.0% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.6%)
			Lapse rate	1.5% – 14.0% (6.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥244,987

Liabilities:
Derivative liabilities:
Options held/written and other	¥33	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	266,422	Discounted cash flows	Discount rate	0.0% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.6%)
			Lapse rate	1.5% – 30.0% (6.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (76.7%)

Total	¥266,455

	September 30, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,791	Appraisals/Broker quotes	—	—
Corporate debt securities	809	Discounted cash flows	Discount rate	0.3% – 0.7% (0.5%)
Other asset-backed securities and debt securities	25,596	Discounted cash flows	Discount rate	0.1% – 51.2% (10.6%)
			Probability of default	1.9% (1.9%)
	108,040	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds, and others	73,632	Discounted cash flows	WACC	10.0% – 18.6% (16.0%)
			EV/Terminal EBITDA multiple	8.0x – 10.5x (8.6x)
		Market multiples	EV/Last twelve months EBITDA multiple	7.4x – 9.1x (7.9x)
			EV/Forward EBITDA multiple	6.2x – 10.6x (9.1x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.6x – 11.8x
				(9.4x)
	18,376	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	15,577	Discounted cash flows	Discount rate	12.0% – 33.0% (14.4%)
	60	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	5,564	Discounted cash flows	Discount rate	(0.1)% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.9%)
			Lapse rate	1.5% – 14.0% (5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥250,445

Liabilities:
Derivative liabilities:
Options held/written and other	¥32	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	226,221	Discounted cash flows	Discount rate	(0.1)% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.7%)
			Lapse rate	1.5% – 30.0% (6.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (72.2%)

Total	¥226,253

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2021 and the six months ended September 30, 2021.

	Year ended March 31, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,953	Direct capitalization	Capitalization rate	5.1% – 7.0% (5.9%)
	8,726	Appraisals	—	—
Investment in operating leases and property under facility operations	4,934	Appraisals	—	—
Certain equity securities	3,577	Appraisals	—	—
Certain investments in affiliates	2,614	Appraisals	—	—
Certain goodwill	775	Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	5.5x (5.5x)

	¥22,579

	Six months ended September 30, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,171	Direct capitalization	Capitalization rate	5.2% – 8.5% (6.1%)
	6,603	Appraisals	—	—
Investment in operating leases and property under facility operations	672	Appraisals	—	—
Certain investments in affiliates	228	Appraisals	—	—

	¥8,674

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures
(1) Acquisitions
There were no material acquisitions during the six months ended September 30, 2020 and 2021.
In addition, purchase price allocations have been completed during the three months ended June 30, 2020, for investees engaged in wind power generation in India, which were acquired as wholly-owned subsidiaries. As a result, the fair value of the consideration paid fell below the fair value of net assets, which was the difference between identifiable assets and underwriting liabilities, by ¥4,365 million and the amount was recognized as bargain purchase gains. The Company did not recognize any bargain purchase gain during the six months ended September 30, 2021.
(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2020 and 2021 amounted to ¥7,681 million and ¥6,473 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2020 mainly consisted of ¥2,426 million in ORIX USA segment and ¥4,936 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2021 mainly consisted of ¥6,305 million in ORIX USA segment.
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2020 and 2021 amounted to ¥2,361 million and ¥3,476 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2020 mainly consisted of ¥2,040 million in ORIX USA segment and ¥126 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2021 mainly consisted of ¥3,397 million in ORIX USA segment.

5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the six and three months ended September 30, 2020 and 2021 are as follows;

	Millions of yen	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Revenues from contracts with customers	¥505,743	¥595,111
Other revenues *	578,995	646,423

Total revenues	¥1,084,738	¥1,241,534

	Millions of yen	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Revenues from contracts with customers	¥249,114	¥301,299
Other revenues *	297,983	331,422

Total revenues	¥547,097	¥632,721

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 24 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as precious metals, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer business management software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2021 and September 30, 2021.

	Millions of yen
	March 31, 2021	September 30, 2021
Trade Notes, Accounts and Other Receivable	¥180,828	¥176,293
Contract assets (Included in Other Assets)	6,558	11,415
Contract liabilities (Included in Other Liabilities)	40,436	34,767
For the six months ended September 30, 2020 and 2021, there were no significant changes in contract assets. For the six months ended September 30, 2020 and 2021, there were no significant changes in contract liabilities.
For the six months ended September 30, 2020, revenue amounted to ¥21,579 million was included in contract liabilities as of the beginning of the previous fiscal year. For the six months ended September 30, 2021, revenue amounted to ¥25,631 million was included in contract liabilities as of the end of the previous fiscal year.
For the three months ended September 30, 2020, revenue amounted to ¥7,622 million was included in contract liabilities as of the beginning of the previous fiscal year. For the three months ended September 30, 2021, revenue amounted to ¥6,468 million was included in contract liabilities as of the end of the previous fiscal year.
As of September 30, 2021, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥139,993 million. Remaining term for the obligations ranges up to 13 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases
Lessor
Lease income for the six and three months ended September 30, 2020 and 2021 are as follows:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Lease income—net investment in leases
Interest income	¥34,313	¥35,962
Other	865	998
Lease income—operating leases *	197,961	227,933

Total lease income	¥233,139	¥264,893

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥12,754 million and ¥15,440 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥3,134 million and ¥10,798 million, for the six months ended September 30, 2020 and 2021, respectively.

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Lease income—net investment in leases
Interest income	¥17,217	¥18,157
Other	478	429
Lease income—operating leases *	103,015	114,467

Total lease income	¥120,710	¥133,053

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥8,050 million and ¥7,475 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥2,022 million and ¥5,731 million, for the three months ended September 30, 2020 and 2021, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the six and three months ended September 30, 2020 and 2021.

7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.
Allowance for credit losses—by portfolio segment
Credit quality of financial assets—by class

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual
Information about troubled debt restructurings—by class
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.
The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2021, and for the six and three months ended September 30, 2020 and 2021:

	Six months ended September 30, 2020
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥20,542	¥1,786	¥20,209	¥1,458	¥11,692	¥1,149	¥56,836
Cumulative effect of adopting According Standards Update 2016-13	14,500	1,601	10,725	0	3,550	1,369	31,745
Reclassification to allowance for investment in operating leases *3	0	0	0	0	0	(312)	(312)
Balance at April 1, 2020	35,042	3,387	30,934	1,458	15,242	2,206	88,269
Provision (Reversal)	4,007	124	6,149	5	1,464	782	12,531
Allowance of purchased loans during the reporting period	0	0	0	340	0	0	340
Charge-offs *4	(5,178)	0	(7,903)	(427)	(604)	(146)	(14,258)
Recoveries	251	0	69	30	8	0	358
Other *6	228	(97)	(828)	102	96	54	(445)

Ending balance	¥34,350	¥3,414	¥28,421	¥1,508	¥16,206	¥2,896	¥86,795

Collective (pool) assessment	30,168	3,193	18,618	664	9,090	1,210	62,943
Individual assessment	4,182	221	9,803	844	7,116	1,686	23,852

	Three months ended September 30, 2020
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥36,322	¥3,755	¥31,646	¥1,152	¥16,219	¥2,766	¥91,860
Provision (Reversal)	956	(273)	2,570	393	449	177	4,272
Allowance of purchased loans during the reporting period	0	0	0	302	0	0	302
Charge-offs *5	(2,975)	0	(5,374)	(340)	(381)	(117)	(9,187)
Recoveries	162	0	16	(1)	(2)	0	175
Other *6	(115)	(68)	(437)	2	(79)	70	(627)

Ending balance	¥34,350	¥3,414	¥28,421	¥1,508	¥16,206	¥2,896	¥86,795

	March 31, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Ending balance	¥29,010	¥3,482	¥23,141	¥1,835	¥16,522	¥6,005	¥79,995

Individually evaluated for impairment	24,761	3,250	15,372	681	13,267	810	58,141
Not individually evaluated for impairment	4,249	232	7,769	1,154	3,255	5,195	21,854

	Six months ended September 30, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥29,010	¥3,482	¥23,141	¥1,835	¥16,522	¥6,005	¥79,995
Provision (Reversal)	2,786	(545)	698	(86)	672	1,587	5,112
Allowance of purchased loans during the reporting period	0	0	0	1,752	0	0	1,752
Charge-offs *4	(3,025)	0	(1,495)	(1,811)	(998)	(573)	(7,902)
Recoveries	22	0	50	9	10	11	102
Other *6	16	36	119	3	37	14	225

Ending balance	¥28,809	¥2,973	¥22,513	¥1,702	¥16,243	¥7,044	¥79,284

Collective (pool) assessment	24,611	2,739	16,516	639	12,758	638	57,901
Individual assessment	4,198	234	5,997	1,063	3,485	6,406	21,383

	Three months ended September 30, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥28,963	¥2,982	¥23,228	¥1,815	¥16,335	¥6,216	¥79,539
Provision (Reversal)	1,330	(50)	407	(66)	399	866	2,886
Allowance of purchased loans during the reporting period	0	0	0	1,537	0	0	1,537
Charge-offs *5	(1,509)	0	(1,281)	(1,589)	(521)	(54)	(4,954)
Recoveries	9	0	13	7	8	7	44
Other *6	16	41	146	(2)	22	9	232

Ending balance	¥28,809	¥2,973	¥22,513	¥1,702	¥16,243	¥7,044	¥79,284

Notes	1:	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.
2:
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity
debt securities. And there is no delinquency or on
non-accrual
status on
held-to-maturity
debt securities.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely. Due to the adoption of Credit Losses Standard, allowance of ¥176,714 million was recorded as credit loss gross-up
treatment for purchased loans on April 1, 2020, and the same amount has been charged-off.

*2
Other financial assets measured at amortized cost includes the allowance for credit losses on financial receivables, such as loans to affiliates and accounts receivable. The provision for credit losses of loans to affiliates recorded in equity in net income (loss) of affiliates were ¥261 million and ¥637 million during six months ended September 30, 2020 and 2021, respectively. The provision for credit losses of loans to affiliates were ¥173 million and ¥58 million during three months ended September 30, 2020 and 2021, respectively. In addition, the allowance for credit losses on loans to affiliates recorded as a reduction in investment in affiliates were
¥1,050 million and ¥1,713 million as of March 31, 2021 and September 30, 2021, respectively.

*3
The allowance for accrued lease payments for receivable from operating leases was reclassified to the investment in operating leases balance on April 1, 2020, due to the application of the Credit Losses Standard.

*4	Included in Charge-off in write-offs of purchased loans were ¥340 million and ¥1,752 million during six months ended September 30, 2020 and 2021, respectively.
*5	Included in Charge-off in write-offs of purchased loans were ¥302 million and ¥1,537 million during three months ended September 30, 2020 and 2021, respectively.
*6	Other mainly includes foreign currency translation adjustments and decreases in allowance related to sales of subsidiaries.

– 7
0
 –

The following table provides information about purchased loans which is acquired for the six and three months ended September 30, 2020 and 2021:
	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Purchase price	¥387	¥1,420
Allowance for credit losses at acquisition date	340	1,752
Discount or premium attributable to other factors	57	122

Par value	¥784	¥3,294

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Purchase price	¥311	¥460
Allowance for credit losses at acquisition date	302	1,537
Discount or premium attributable to other factors	51	30

Par value	¥664	¥2,027

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic conditions and trends and expected outlook in future.
In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets.
The category of
non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.
The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.

Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and oth
e
r compani
e
s, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by the government and the Financial Services Agency, the Bank of Japan and third-party information providers as economic indicators. For the impact of the spread of
COVID-19,
the Company and its subsidiaries revise forward-looking scenarios, as necessary, with a quantitative adjustment based on the analysis of impact to the portfolios and the referenced economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the six months ended September 30, 2021 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financial receivables if the financial receivables are collateral-dependent.
The collateral-dependent financial receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financial receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral
.

The following table provides information about the origination years of financial assets as of March 31, 2021 and September 30, 2021. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2021
Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2021	2020	2019	2018	2017	Prior	Total
Consumer borrowers:
Performing	¥371,914	¥443,079	¥332,461	¥220,035	¥223,814	¥498,350	¥2,089,653
Non-Performing	11,041	7,854	5,132	3,176	2,612	3,609	¥33,424

Real estate loans
Performing	362,832	431,483	327,967	217,380	223,540	498,080	¥2,061,282
Non-Performing	96	735	1,598	1,683	2,068	3,459	¥9,639
Other*
Performing	9,082	11,596	4,494	2,655	274	270	¥28,371
Non-Performing	10,945	7,119	3,534	1,493	544	150	¥23,785
Corporate borrowers:
Performing	341,346	378,732	207,214	124,889	71,400	97,113	¥1,220,694
Non-Performing	6,972	12,215	6,594	7,266	4,110	10,709	¥47,866

Non-recourse loans
Japan
Performing	6,637	24,428	5,283	2,802	0	8,806	¥47,956
The Americas
Performing	1,349	52,413	28,291	15,817	5,178	8,764	¥111,812
Non-Performing	58	0	0	0	0	1,259	¥1,317
Other than non-recourse loans
Real estate companies in Japan
Performing	103,982	62,274	35,065	28,743	25,487	21,753	¥277,304
Non-Performing	70	252	192	0	690	538	¥1,742
Real estate companies in overseas
Performing	42,980	55,678	10,695	4,992	1,976	2,976	¥119,297
Non-Performing	0	3,049	2,057	4,946	1,056	3,397	¥14,505
Commercial, industrial and other companies in Japan
Performing	78,281	41,166	30,116	12,746	11,798	18,664	¥192,771
Non-Performing	1,210	3,865	205	878	82	1,022	¥7,262
Commercial, industrial and other companies in overseas
Performing	108,117	142,773	97,764	59,789	26,961	36,150	¥471,554
Non-Performing	5,634	5,049	4,140	1,442	2,282	4,493	¥23,040
Purchased loans:
Performing	527	0	0	168	119	9,714	¥10,528
Non-Performing	0	0	0	15	0	1,808	¥1,823

Net investment in leases:
Performing	333,190	268,966	171,040	105,708	62,977	68,712	¥1,010,593
Non-Performing	1,366	3,057	3,441	3,151	2,980	4,930	¥18,925

Japan
Performing	184,342	165,580	121,072	84,928	57,393	67,040	¥680,355
Non-Performing	151	776	1,194	1,512	1,261	2,213	¥7,107
Overseas
Performing	148,848	103,386	49,968	20,780	5,584	1,672	¥330,238
Non-Performing	1,215	2,281	2,247	1,639	1,719	2,717	¥11,818
Other financial assets measured at amortized cost
Performing	14,882	1,045	67	938	2,502	13,762	¥33,196
Non-Performing	0	0	0	908	0	0	¥908

Total (excluding revolving repayment card loans)
Performing	¥1,061,859	¥1,091,822	¥710,782	¥451,738	¥360,812	¥687,651	¥4,364,664
Non-Performing	¥19,379	¥23,126	¥15,167	¥14,516	¥9,702	¥21,056	¥102,946

– 7
3
 –

September 30, 2021
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2022	2021	2020	2019	2018	Prior
Consumer borrowers:
Performing	¥168,093	¥327,780	¥428,311	¥322,084	¥207,577	¥675,265	¥2,129,110
Non-Performing	6,354	8,392	8,073	5,324	2,963	5,883	¥36,989

Real estate loans
Performing	157,470	321,295	419,984	318,539	203,971	673,761	¥2,095,020
Non-Performing	1	176	2,696	2,729	1,866	5,253	¥12,721
Other*
Performing	10,623	6,485	8,327	3,545	3,606	1,504	¥34,090
Non-Performing	6,353	8,216	5,377	2,595	1,097	630	¥24,268
Corporate borrowers:
Performing	244,783	245,189	314,568	156,733	99,529	124,014	¥1,184,816
Non-Performing	662	5,615	7,074	4,541	6,873	16,986	¥41,751

Non-recourse loans
Japan
Performing	18,708	6,680	24,336	5,282	2,777	8,418	¥66,201
The Americas
Performing	0	2,847	49,365	21,306	9,829	6,904	¥90,251
Non-Performing	0	58	0	0	0	1,272	¥1,330
Other than non-recourse loans
Real estate companies in Japan
Performing	70,363	69,028	50,431	30,885	26,230	39,535	¥286,472
Non-Performing	0	50	1,027	179	0	1,242	¥2,498
Real estate companies in overseas
Performing	17,884	30,945	45,578	3,573	5,048	912	¥103,940
Non-Performing	0	0	469	682	4,980	3,998	¥10,129
Commercial, industrial and other companies in Japan
Performing	45,096	43,786	31,435	17,625	8,346	18,527	¥164,815
Non-Performing	655	580	2,401	184	443	793	¥5,056
Commercial, industrial and other companies in overseas
Performing	92,732	91,903	113,423	78,062	47,299	49,718	¥473,137
Non-Performing	7	4,927	3,177	3,496	1,450	9,681	¥22,738
Purchased loans:
Performing	0	518	26	0	207	10,242	¥10,993
Non-Performing	0	0	0	0	0	1,706	¥1,706

Net investment in leases:
Performing	226,955	264,198	217,472	130,477	79,941	96,423	¥1,015,466
Non-Performing	886	1,568	3,528	2,806	2,504	6,926	¥18,218

Japan
Performing	107,485	152,961	143,172	99,576	66,401	93,168	¥662,763
Non-Performing	28	443	962	1,037	1,415	3,027	¥6,912
Overseas
Performing	119,470	111,237	74,300	30,901	13,540	3,255	¥352,703
Non-Performing	858	1,125	2,566	1,769	1,089	3,899	¥11,306
Other financial assets measured at amortized cost
Performing	13,198	3,602	330	33	1,179	16,405	¥34,747
Non-Performing	0	0	774	0	1,476	0	¥2,250

Total (excluding revolving repayment card loans)
Performing	¥653,029	¥841,287	¥960,707	¥609,327	¥388,433	¥922,349	¥4,375,132
Non-Performing	¥7,902	¥15,575	¥19,449	¥12,671	¥13,816	¥31,501	¥100,914

Note: Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.

*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 23 “Commitments, Guarantees and Contingent Liabilities”.

– 7
4
 –

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2021 and September 30, 2021 are as follows:
	March 31, 2021
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥183,722	¥0	¥183,722	¥4,364,664	¥4,548,386

Non-Performing	1,132	3,693	4,825	102,946	¥107,771

	September 30, 2021
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥174,094	¥0	¥174,094	¥4,375,132	¥4,549,226

Non-Performing	1,317	3,582	4,899	100,914	¥105,813

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as financing receivables 90 days or more past-due
that are not individually evaluated, and consider all others as loans that are individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

The following table provides information about the
past-due
financial assets as of March 31, 2021 and September 30, 2021:

	March 31, 2021
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,553	¥10,257	¥14,810	¥2,311,624
	Real estate loans	1,375	2,515	3,890	2,070,921
	Card loans	371	1,105	1,476	188,547
	Other	2,807	6,637	9,444	52,156
Corporate borrowers		8,296	24,443	32,739	1,268,560
Non-recourse loans	Japan	0	0	0	47,956
	The Americas	5,193	1,316	6,509	113,129
Other than Non-recourse loans	Real estate companies in Japan	144	778	922	279,046
	Real estate companies in overseas	0	14,505	14,505	133,802
	Commercial, industrial and other companies in Japan	592	1,993	2,585	200,033
	Commercial, industrial and other companies in overseas	2,367	5,851	8,218	494,594
Net investment in leases		9,332	17,128	26,460	1,029,518
	Japan	2,257	6,347	8,604	687,462
	Overseas	7,075	10,781	17,856	342,056

Total		¥22,181	¥51,828	¥74,009	¥4,609,702

	September 30, 2021
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,980	¥11,098	¥15,078	¥2,345,092
	Real estate loans	1,209	2,336	3,545	2,107,741
	Card loans	321	1,310	1,631	178,993
	Other	2,450	7,452	9,902	58,358
Corporate borrowers		8,490	19,313	27,803	1,226,567
Non-recourse loans	Japan	0	0	0	66,201
	The Americas	0	1,331	1,331	91,581
Other than Non-recourse loans	Real estate companies in Japan	350	643	993	288,970
	Real estate companies in overseas	0	10,130	10,130	114,069
	Commercial, industrial and other companies in Japan	3,281	1,591	4,872	169,871
	Commercial, industrial and other companies in overseas	4,859	5,618	10,477	495,875
Net investment in leases		10,473	16,765	27,238	1,033,684
	Japan	2,980	6,201	9,181	669,675
	Overseas	7,493	10,564	18,057	364,009

Total		¥22,943	¥47,176	¥70,119	¥4,605,343

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.

The following table provides information about
non-accrual
of financial assets as of March 31, 2021 and September 30, 2021:

March 31, 2021
Millions of yen
	Installment loans			Net investment in leases	Total
	Consumer borrowers	Corporate borrowers
		Non- recourse loans	Other than non- recourse loans
Non-accrual of financial assets:
Ending balance	¥10,322	¥10,148	¥43,672	¥17,166	¥81,308
Interest income recognized during the reporting period	519	0	229	0	748
Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income	736	0	10,572	0	11,308

September 30, 2021
Millions of yen
	Installment loans			Net investment in leases	Total
	Consumer borrowers	Corporate borrowers
		Non- recourse loans	Other than non- recourse loans
Non-accrual of financial assets:
Beginning balance	¥10,322	¥10,148	¥43,672	¥17,166	¥81,308
Ending balance	11,167	10,256	36,318	16,805	74,546
Interest income recognized during the reporting period	259	0	184	0	443
Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income	667	0	11,303	0	11,970

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

–
77
 –

The following table provides information about troubled debt restructurings of financing receivables that occurred during the six and three months ended September 30, 2020 and 2021:

Six months ended September 30, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥5,379	¥4,151
	Real estate loans	15	13
	Card loans	869	670
	Other	4,495	3,468
Corporate borrowers		7,101	6,768
Non-recourse loans	The Americas	340	340
Other than Non-recourse loans	Real estate companies in overseas	104	104
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	6,619	6,286

Total		¥12,480	¥10,919

Six months ended September 30, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥4,047	¥3,061
	Real estate loans	4	1
	Card loans	691	528
	Other	3,352	2,532
Corporate borrowers		4,996	4,866
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	4,996	4,866

Total		¥9,043	¥7,927

Three months ended September 30, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,488	¥1,982
	Card loans	479	360
	Other	2,009	1,622
Corporate borrowers		3,755	3,755
Other than Non-recourse loans	Real estate companies in overseas	104	104
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	3,613	3,613

Total		¥6,243	¥5,737

Three months ended September 30, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥1,903	¥1,389
	Real estate loans	4	1
	Card loans	339	257
	Other	1,560	1,131
Corporate borrowers		4,988	4,862
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	4,988	4,862

Total		¥6,891	¥6,251

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of non-recourse
loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.
For the three months ended September 30, 2020 and 2021, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2020 and for which there was a payment default during the six and three months ended September 30, 2020:

Six months ended September 30, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥556
	Card loans	32
	Other	524
Corporate borrowers		2
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	2

Total		¥558

Three months ended September 30, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥185
	Card loans	17
	Other	168

Total		¥185

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2021 and for which there was a payment default during the six and three months ended September 30, 2021:

Six months ended September 30, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥329
	Card loans	4
	Other	325

Total		¥329

Three months ended September 30, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥19
	Card loans	2
	Other	17

Total		¥19

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.
As of March 31, 2021 and September 30, 2021, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥70 million and ¥208 million as of March 31, 2021 and September 30, 2021, respectively.

8.	Investment in Securities
Investment in securities as of March 31, 2021 and September 30, 2021 consists of the following:

	Millions of yen
	March 31, 2021	September 30, 2021
Equity securities *	¥540,082	¥533,599
Trading debt securities	2,654	2,483
Available-for-sale debt securities	2,003,917	2,051,245
Held-to-maturity debt securities	113,790	113,795

Total	¥2,660,443	¥2,701,122

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥249,830 million and ¥211,643 million as of March 31, 2021 and September 30, 2021, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥82,420 million and ¥79,089 million as of March 31, 2021 and September 30, 2021, respectively. The amount of investment funds elected for the fair value option included in equity securities, and others were ¥4,940 million and ¥8,552 million as of March 31, 2021 and September 30, 2021, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of September 30, 2020 were gains of ¥41,484 million and ¥16,183 million for the six and three months ended September 30, 2020, respectively.

Net unrealized holding gains (losses) on equity securities held as of September 30, 2021 were gains of ¥31,919 million and ¥16,059 million for the six and three months ended September 30, 2021, respectively, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2021 and September 30, 2021, and for the six and three months ended September 30, 2020 and 2021.

	Millions of yen
	March 31, 2021			Six months ended September 30, 2020		Three months ended September 30, 202 0
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥47,460	¥(13,474)	¥350	¥(774)	¥96	¥(134)	¥82

	Millions of yen
	September 30, 2021			Six months ended September 30, 2021		Three months ended September 30, 2021
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥47,813	¥(13,594)	¥283	¥(19)	¥48	¥(19)	¥12

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of September 30, 2020 were losses of ¥7 million and gains of ¥14 million, respectively, for the six and three months ended September 30, 2020. Net unrealized holding gains (losses) on trading debt securities held as of September 30, 2021 were gains of ¥88 million and ¥27 million, respectively, for the six and three months ended September 30, 2021.
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2021 and September 30, 2021, these investments were fair valued at ¥4,940 million and ¥8,552 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2021, these investments were fair valued at ¥1,537 million. There were no such investments as of September 30, 2021.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2021 and September 30, 2021, these investments were fair valued at ¥2,907 million and ¥7,431 million, respectively.

–
82
 –

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2021 and September 30, 202
1
 are as follows:
March 31, 2021

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥846,736	¥0	¥6,071	¥(31,649)	¥821,158
Japanese prefectural and foreign municipal bond securities	274,770	(120)	4,238	(2,612)	276,276
Corporate debt securities	742,862	0	10,125	(10,736)	742,251
CMBS and RMBS in the Americas	35,668	0	549	(1,760)	34,457
Other asset-backed securities and debt securities	126,731	0	4,308	(1,264)	129,775

	2,026,767	(120)	25,291	(48,021)	2,003,917

Held-to-maturity debt securities:
Japanese government bond securities and other	113,790	0	25,342	0	139,132

	¥2,140,557	¥(120)	¥50,633	¥(48,021)	¥2,143,049

September 30, 2021
	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥812,688	¥0	¥6,173	¥(28,659)	¥790,202
Japanese prefectural and foreign municipal bond securities	286,338	(121)	5,037	(2,082)	289,172
Corporate debt securities	801,102	0	12,883	(8,332)	805,653
CMBS and RMBS in the Americas	32,826	0	445	(789)	32,482
Other asset-backed securities and debt securities	129,651	0	5,019	(934)	133,736

	2,062,605	(121)	29,557	(40,796)	2,051,245

Held-to-maturity debt securities:
Japanese government bond securities and other	113,795	0	25,722	0	139,517

	¥2,176,400	¥(121)	¥55,279	¥(40,796)	¥2,190,762

– 8
3
 –

There were no credit losses on
available-for-sale
securities for the six and three months ended September 30, 2020. The following table presents a rollforward of the allowance for credit losses for the six and three months ended September 30, 2021:

	Millions of yen
	Six months ended September 30, 2021
	Foreign municipal bond securities	Total
Beginning	¥120	¥120
Increase (Decrease) from the effects of changes in foreign exchange rates	1	1

Ending	¥121	¥121

	Millions of yen
	Three months ended September 30, 2021
	Foreign municipal bond securities	Total
Beginning	¥120	¥120
Increase (Decrease) from the effects of changes in foreign exchange rates	1	1

Ending	¥121	¥121

– 8
4
 –

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021 and September 30, 2021, respectively:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	48,367	(519)	63,316	(2,213)	111,683	(2,732)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥759,583	¥(27,907)	¥523,512	¥(20,234)	¥1,283,095	¥(48,141)

September 30, 2021
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥210,142	¥(3,884)	¥510,171	¥(24,775)	¥720,313	¥(28,659)
Japanese prefectural and foreign municipal bond securities	64,658	(307)	46,458	(1,896)	111,116	(2,203)
Corporate debt securities	153,000	(1,613)	144,775	(6,719)	297,775	(8,332)
CMBS and RMBS in the Americas	327	(1)	19,860	(788)	20,187	(789)
Other asset-backed securities and debt securities	8,665	(45)	22,705	(889)	31,370	(934)

	¥436,792	¥(5,850)	¥743,969	¥(35,067)	¥1,180,761	¥(40,917)

– 8
5
 –

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021 and September 30, 2021, respectively:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	45,486	(399)	63,316	(2,213)	108,802	(2,612)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥756,702	¥(27,787)	¥523,512	¥(20,234)	¥1,280,214	¥(48,021)

September 30, 2021
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥210,142	¥(3,884)	¥510,171	¥(24,775)	¥720,313	¥(28,659)
Japanese prefectural and foreign municipal bond securities	61,745	(186)	46,458	(1,896)	108,203	(2,082)
Corporate debt securities	153,000	(1,613)	144,775	(6,719)	297,775	(8,332)
CMBS and RMBS in the Americas	327	(1)	19,860	(788)	20,187	(789)
Other asset-backed securities and debt securities	8,665	(45)	22,705	(889)	31,370	(934)

	¥433,879	¥(5,729)	¥743,969	¥(35,067)	¥1,177,848	¥(40,796)

The number of investment securities that were in an unrealized loss position as of March 31, 2021 and September 30, 2021 were 638 and 558, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2021 and September 30, 2021, the amount of accrued revenues on available-for-sale
debt securities were ¥7,374 million and ¥7,143 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of September 30, 2021.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

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Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the six months ended September 30, 2020 and 2021.

9.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the six months ended September 30, 2020 and 2021, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥552,905 million and ¥608,122 million, respectively. For the six months ended September 30, 2020 and 2021, gains (losses) from the securitization and transfer of loans were ¥16,045 million and ¥18,637 million, respectively, which is included in finance revenues in the consolidated statements of income.
For the three months ended September 30, 2020 and 2021, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥282,763 million and ¥316,281 million, respectively. For the three months ended September 30, 2020 and 2021, gains (losses) from the securitization and transfer of loans were ¥9,243 million and ¥9,585 million, respectively, which is included in finance revenues in the consolidated statements of income.

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A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the six and three months ended September 30, 2020 and 2021 are as follows:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021	Three months ended September 30, 2020	Three months ended September 30, 2021
Beginning balance	¥57,705	¥63,754	¥57,861	¥63,725
Increase mainly from loans sold with servicing retained	6,962	7,138	3,612	3,624
Decrease mainly from amortization	(5,345)	(6,362)	(2,730)	(2,894)
Increase (Decrease) from the effects of changes in foreign exchange rates	(1,621)	708	(1,042)	783

Ending balance	¥57,701	¥65,238	¥57,701	¥65,238

The fair value of the s e rvicing assets as of March 31, 2021 and September 30, 2021 are as follows:
	Millions of yen
	March 31, 2021	September 30, 2021

Beginning balance	¥60,419	¥74,135
Ending balance	¥74,135	¥77,108

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10.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subs
i
diaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

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Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2021

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,996	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	63,935	12,977	17,923	3,720
(d) VIEs for corporate rehabilitation support business	431	158	0	0
(e) VIEs for investment in securities	104,364	316	35	25,299
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	266,662	158,620	266,662	828
(g) VIEs for securitization of loan receivable originated by third parties	511	992	511	0
(h) VIEs for power generation projects	304,064	226,224	285,149	35,194
(i) Other VIEs	171,344	67,346	144,260	0

Total	¥913,307	¥466,633	¥714,540	¥65,041

September 30, 2021

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,067	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	63,342	13,160	16,377	0
(d) VIEs for corporate rehabilitation support business	214	4	0	0
(e) VIEs for investment in securities	98,490	257	0	45,136
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	222,949	152,142	222,949	0
(g) VIEs for securitization of loan receivable originated by third parties	523	1,005	523	0
(h) VIEs for power generation projects	305,556	222,328	287,023	36,532
(i) Other VIEs	197,666	84,469	170,735	0

Total	¥890,807	¥473,365	¥697,607	¥81,668

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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2.	Non-consolidated VIEs
March 31, 2021

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥27,273	¥1,255	¥991	¥2,246
(b) VIEs for acquisition of real estate and real estate development projects for customers	317,027	6,905	4,884	11,789
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	4,108,847	0	56,818	75,607
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	709	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,485,653	0	18,268	18,271
(h) VIEs for power generation projects	10,103	0	442	442
(i) Other VIEs	370,516	2,845	10,101	12,946

Total	¥6,320,128	¥11,005	¥91,506	¥121,303

September 30, 2021
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥28,357	¥2,923	¥991	¥3,914
(b) VIEs for acquisition of real estate and real estate development projects for customers	262,333	6,849	4,789	11,638
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	5,933,548	0	63,318	93,712
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	474	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,192,909	0	16,787	16,790
(h) VIEs for power generation projects	9,682	0	477	477
(i) Other VIEs	503,945	2,973	12,782	22,849

Total	¥7,931,248	¥12,745	¥99,146	¥149,382

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist
.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers, and the Company and its subsidiaries, are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiari
e
s establish VIEs and acquire real estate to borrow
non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt and other liabilities.
(d) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

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(e) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in other assets in the Company’s consolidated balance sheets.
(g) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations, thermal power stations and wind power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

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In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.
(i) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

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11.	Investment in Affiliates
Investment in affiliates at March 31, 2021 and September 30, 2021 consists of the following:

	Millions of yen
	March 31, 2021	September 30, 2021
Shares	¥853,937	¥873,281
Loans and others	33,827	35,059

	¥887,764	¥908,340

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the six months ended September 30, 2020 and 2021 are as follows:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Beginning balance	¥10,331	¥0
Transaction with noncontrolling interests	(10,028)	0
Comprehensive income (loss)
Net income (loss)	(23)	0
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(280)	0
Total other comprehensive income (loss)	(280)	0
Comprehensive income (loss)	(303)	0

Ending balance	¥0	¥0

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13.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the six months ended September 30, 2020 and 2021, are as follows:

	Six months ended September 30, 2020
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2020	¥(5,001)	¥1,457	¥(26,375)	¥(72,471)	¥(16,142)	¥(118,532)

Net unrealized gains (losses) on investment in securities, net of tax of ¥449 million	1,190					1,190
Reclassification adjustment included in net income, net of tax of ¥(17) million	689					689
Debt valuation adjustments, net of tax of ¥196 million		(508)				(508)
Reclassification adjustment included in net income, net of tax of ¥11 million		(26)				(26)
Defined benefit pension plans, net of tax of ¥105 million			(259)			(259)
Reclassification adjustment included in net income, net of tax of ¥(178) million			384			384
Foreign currency translation adjustments, net of tax of ¥(3,466) million				(10,257)		(10,257)
Reclassification adjustment included in net income, net of tax of ¥(679) million				1,508		1,508
Net unrealized gains (losses) on derivative instruments, net of tax of ¥793 million					(2,106)	(2,106)
Reclassification adjustment included in net income, net of tax of ¥(473) million					1,586	1,586

Total other comprehensive income (loss)	1,879	(534)	125	(8,749)	(520)	(7,799)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	8	0	(2)	(1,798)	5	(1,787)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(280)	0	(280)

Balance at September 30, 2020 *	¥(3,130)	¥923	¥(26,248)	¥(79,142)	¥(16,667)	¥(124,264)

*	As of September 30, 2020, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

– 9
6
 –

	Six months ended September 30, 2021
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2021	¥(16,208)	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(84,650)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(4,353) million	12,378					12,378
Reclassification adjustment included in net income, net of tax of ¥1,204 million	(4,058)					(4,058)
Debt valuation adjustments, net of tax of ¥17 million		(46)				(46)
Reclassification adjustment included in net income, net of tax of ¥6 million		(15)				(15)
Defined benefit pension plans, net of tax of ¥24 million			(38)			(38)
Reclassification adjustment included in net income, net of tax of ¥(74) million			187			187
Foreign currency translation adjustments, net of tax of ¥(1,341) million				14,380		14,380
Reclassification adjustment included in net income, net of tax of ¥(267) million				552		552
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(64) million					348	348
Reclassification adjustment included in net income, net of tax of ¥(593) million					1,822	1,822

Total other comprehensive income (loss)	8,320	(61)	149	14,932	2,170	25,510

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	(1)	615	68	682

Balance at September 30, 2021 *	¥(7,888)	¥497	¥(20,923)	¥(22,139)	¥(9,369)	¥(59,822)

*	As of September 30, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

–
97
 –

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended September 30, 2020 and 2021, are as follows:

	Three months ended September 30, 2020
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2020	¥(6,412)	¥1,025	¥(26,277)	¥(73,524)	¥(17,516)	¥(122,704)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(1,186) million	3,591					3,591
Reclassification adjustment included in net income, net of tax of ¥230 million	(306)					(306)
Debt valuation adjustments, net of tax of ¥34 million		(90)				(90)
Reclassification adjustment included in net income, net of tax of ¥6 million		(12)				(12)
Defined benefit pension plans, net of tax of ¥64 million			(164)			(164)
Reclassification adjustment included in net income, net of tax of ¥(89) million			192			192
Foreign currency translation adjustments, net of tax of ¥503 million				(7,997)		(7,997)
Reclassification adjustment included in net income, net of tax of ¥(234) million				521		521
Net unrealized gains (losses) on derivative instruments, net of tax of ¥270 million					181	181
Reclassification adjustment included in net income, net of tax of ¥(35) million					684	684

Total other comprehensive income (loss)	3,285	(102)	28	(7,476)	865	(3,400)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	3	0	(1)	(1,682)	16	(1,664)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(176)	0	(176)

Balance at September 30, 2020 *	¥(3,130)	¥923	¥(26,248)	¥(79,142)	¥(16,667)	¥(124,264)

*	As of September 30, 2020, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

–
98
 –

	Three months ended September 30, 2021
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2021	¥(9,827)	¥534	¥(21,119)	¥(27,553)	¥(10,608)	¥(68,573)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(1,713) million	5,856					5,856
Reclassification adjustment included in net income, net of tax of ¥1,173 million	(3,917)					(3,917)
Debt valuation adjustments, net of tax of ¥11 million		(29)				(29)
Reclassification adjustment included in net income, net of tax of ¥3 million		(8)				(8)
Defined benefit pension plans, net of tax of ¥(22) million			106			106
Reclassification adjustment included in net income, net of tax of ¥(34) million			90			90
Foreign currency translation adjustments, net of tax of ¥1,996 million				5,635		5,635
Reclassification adjustment included in net income, net of tax of ¥(113) million				256		256
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(51) million					66	66
Reclassification adjustment included in net income, net of tax of ¥(394) million					1,212	1,212

Total other comprehensive income (loss)	1,939	(37)	196	5,891	1,278	9,267

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	0	477	39	516

Balance at September 30, 2021 *	¥(7,888)	¥497	¥(20,923)	¥(22,139)	¥(9,369)	¥(59,822)

*	As of September 30, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

–
99
 –

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2020 and 2021 are as follows:

	Six months ended September 30, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥368	Gains on investment securities and dividends
Sales of debt securities	3,921	Life insurance premiums and related investment income
Amortization of debt securities	(1,129)	Finance revenues
Amortization of debt securities	(627)	Life insurance premiums and related investment income
Others	(3,239)	Write-downs of securities and other

	(706)	Total before income tax
	17	Income tax (expense) or benefit

	¥(689)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥37	Life insurance costs

	37	Total before income tax
	(11)	Income tax (expense) or benefit

	¥26	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥236	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(797)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(562)	Total before income tax
	178	Income tax (expense) or benefit

	¥(384)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(2,211)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation, other	24	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(2,187)	Total before income tax
	679	Income tax (expense) or benefit

	¥(1,508)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(546)	Interest expense
Foreign exchange contracts	(149)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(1,364)	Interest expense/Other (income) and expense

	(2,059)	Total before income tax
	473	Income tax (expense) or benefit

	(1,586)	Net of tax

– 10
0
 –

	Six months ended September 30, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥4,177	Gains on investment securities and dividends
Sales of debt securities	1,415	Life insurance premiums and related investment income
Amortization of debt securities	58	Finance revenues
Amortization of debt securities	(347)	Life insurance premiums and related investment income
Others	(41)	Write-downs of securities

	5,262	Total before income tax
	(1,204)	Income tax (expense) or benefit

	¥4,058	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥21	Life insurance costs

	21	Total before income tax
	(6)	Income tax (expense) or benefit

	¥15	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥201	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(461)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(261)	Total before income tax
	74	Income tax (expense) or benefit

	¥(187)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(898)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	79	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(819)	Total before income tax
	267	Income tax (expense) or benefit

	¥(552)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(542)	Interest expense
Foreign exchange contracts	(124)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(1,749)	Interest expense/Other (income) and expense

	(2,415)	Total before income tax
	593	Income tax (expense) or benefit

	¥(1,822)	Net of tax

– 10
1
 –

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended September 30, 2020 and 2021 are as follows:

Details about accumulated other comprehensive income components	Three months ended September 30, 2020
	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥1,017	Gains on investment securities and dividends
Sales of debt securities	2,649	Life insurance premiums and related investment income
Amortization of debt securities	(566)	Finance revenues
Amortization of debt securities	(318)	Life insurance premiums and related investment income
Others	(2,246)	Write-downs of securities and other

	536	Total before income tax
	(230)	Income tax (expense) or benefit

	¥306	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥18	Life insurance costs

	18	Total before income tax
	(6)	Income tax (expense) or benefit

	¥12	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥120	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(400)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(281)	Total before income tax
	89	Income tax (expense) or benefit

	¥(192)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(755)	Interest expense

	(755)	Total before income tax
	234	Income tax (expense) or benefit

	¥(521)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(287)	Interest expense
Foreign exchange contracts	(70)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(362)	Interest expense/Other (income) and expense

	(719)	Total before income tax
	35	Income tax (expense) or benefit

	¥(684)	Net of tax

– 10
2
 –

	Three months ended September 30, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥3,964	Gains on investment securities and dividends
Sales of debt securities	1,319	Life insurance premiums and related investment income
Amortization of debt securities	27	Finance revenues
Amortization of debt securities	(185)	Life insurance premiums and related investment income
Others	(35)	Write-downs of securities and other

	5,090	Total before income tax
	(1,173)	Income tax (expense) or benefit

	¥3,917	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥11	Life insurance costs

	11	Total before income tax
	(3)	Income tax (expense) or benefit

	¥8	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥101	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(224)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(124)	Total before income tax
	34	Income tax (expense) or benefit

	¥(90)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(404)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense
Sales or liquidation	35	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(369)	Total before income tax
	113	Income tax (expense) or benefit

	¥(256)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(266)	Interest expense
Foreign exchange contracts	(75)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(1,265)	Interest expense/Other (income) and expense

	(1,606)	Total before income tax
	394	Income tax (expense) or benefit

	¥(1,212)	Net of tax

– 10
3
 –

14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2020 and 2021 are as follo ws:

(1)	Dividend payments

	Six months ended September 30, 2020	Six months ended September 30, 2021
Resolution	The board of directors on May 21, 2020	The board of directors on May 20, 2021
Type of shares	Common stock	Common stock
Total dividends paid	¥51,493 million	¥52,438 million
Dividend per share	¥41.00	¥43.00
Date of record for dividend	March 31, 2020	March 31, 2021
Effective date for dividend	June 18, 2020	June 7, 2021
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 21, 2020 include ¥60 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2020. Total dividends paid by resolution of the board of directors on May 20, 2021 include ¥92 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2021.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2020 and 2021, and for which the effective date was after September 30, 2020 and 2021

	Six months ended September 30, 2020	Six months ended September 30, 2021
Resolution	The board of directors on November 2, 2020	The board of directors on November 4, 2021
Type of shares	Common stock	Common stock
Total dividends paid	¥43,670 million	¥46,957 million
Dividend per share	¥35.00	¥39.00
Date of record for dividend	September 30, 2020	September 30, 2021
Effective date for dividend	December 9, 2020	December 9, 2021
Dividend resource	Retained earnings	Retained earnings
Total dividends to be paid by resolution of the board of directors on November 2, 2020 include ¥76 million of dividends to be paid to the Board Incentive Plan Trust for the six months end
e
d September 30, 2020. Total dividends to be paid by resolution of the board of directors on November 4, 2021 include ¥83 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2021.

– 10
4
 –

15.	Selling, General and Administrative Expenses
Selling, general and administrative expenses for the six months ended Septemb
e
r 30, 2020 and 2021 are as follows:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Personnel expenses	¥128,129	¥144,462
Selling expenses	28,613	32,209
Administrative expenses	57,801	64,774
Depreciation of office facilities	4,076	4,439

Total	¥218,619	¥245,884

Selling, general and administrative expenses for the three months ended September 30, 2020 and 2021 are as follows:
	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Personnel expenses	¥64,511	¥71,969
Selling expenses	14,052	16,432
Administrative expenses	29,565	33,341
Depreciation of office facilities	2,124	2,057

Total	¥110,252	¥123,799

– 10
5
 –

16.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the six months ended September 30, 2020 and 2021 consists of the following:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Japanese plans:
Service cost	¥2,829	¥3,023
Interest cost	346	419
Expected return on plan assets	(1,213)	(1,331)
Amortization of prior service credit	(89)	(33)
Amortization of net actuarial loss	660	206
Amortization of transition obligation	0	0

Net periodic pension cost	¥2,533	¥2,284

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Overseas plans:
Service cost	¥1,626	¥1,974
Interest cost	827	659
Expected return on plan assets	(1,773)	(2,093)
Amortization of prior service credit	(147)	(168)
Amortization of net actuarial loss	137	255
Amortization of transition obligation	1	1

Net periodic pension cost	¥671	¥628

Note:
The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

– 10
6
 –

Net periodic pension cost for the three months ended September 30, 2020 and 2021 consists of the following:

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Japanese plans:
Service cost	¥1,409	¥1,517
Interest cost	173	198
Expected return on plan assets	(606)	(665)
Amortization of prior service credit	(45)	(17)
Amortization of net actuarial loss	331	97
Amortization of transition obligation	0	0

Net periodic pension cost	¥1,262	¥1,130

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Overseas plans:
Service cost	¥833	¥976
Interest cost	420	328
Expected return on plan assets	(903)	(1,041)
Amortization of prior service credit	(75)	(84)
Amortization of net actuarial loss	69	127
Amortization of transition obligation	1	1

Net periodic pension cost	¥345	¥307

Note:
The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

– 1
07
 –

17.	Life Insurance Operations
Life insurance premiums and r
e
lated investment income for the six and three months ended September 30, 2020 and 2021 consist of the following:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Life insurance premiums	¥191,000	¥208,475
Life insurance related investment income*	42,751	24,322

	¥233,751	¥232,797

*   Life insurance related investment income for the six months ended September 30, 2020 and 2021 include net unrealized holding gains of ¥36,951 million and ¥9,689 million on equity securities held as of September 30, 2020 and 2021, respectively.

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Life insurance premiums	¥101,349	¥110,822
Life insurance related investment income*	16,279	13,877

	¥117,628	¥124,699

*   Life insurance related investment income for the three months ended September 30, 2020 and 2021 include net unrealized holding gains of ¥12,432 million and ¥5,543 million on equity securities held as of September 30, 2020 and 2021, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six and three months ended September 30, 2020 and 2021, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Reinsurance benefits	¥1,163	¥852
Reinsurance premiums	(2,526)	(2,226)

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Reinsurance benefits	¥333	¥507
Reinsurance premiums	(1,170)	(1,097)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the six months ended September 30, 2020 and 2021 amounted to ¥9,918 million and ¥11,339 million, respectively. In addition, amortization charged to income for the three months ended September 30, 2020 and 2021 amounted to ¥5,461 million and ¥6,144 million, respectively.
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

– 1
08
 –

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the six and three months ended September 30, 2020 and 2021 are mainly as follows:
	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥39,900	¥10,863
Net gains or losses from derivative contracts :	(6,010)	(1,161)
Futures	(5,460)	(1,123)
Foreign exchange contracts	39	(38)
Options held	(589)	0

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(4,670)	¥(40,285)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	22,111	47,016
Changes in the fair value of the reinsurance contracts	9,144	733

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥12,984	¥5,592
Net gains or losses from derivative contracts :	(1,544)	(878)
Futures	(1,499)	(863)
Foreign exchange contracts	16	(15)
Options held	(61)	0

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(5,533)	¥(18,353)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	12,883	21,525
Changes in the fair value of the reinsurance contracts	1,792	314

– 1
09
 –

18.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2021 and September 30, 2021, the long-lived ass
e
ts classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2021	As of September 30, 2021
Investment in operating leases	¥8,055	¥13,634
The long-lived assets classified as held for sale as of March 31, 2021 are included in Real Estate segment and ORIX USA segment. The long-lived assets classified as held for sale as of September 30, 2021 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, and Aircraft and Ships segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
For the six months ended September 30, 2020 and 2021, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥583 million and ¥88 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Six months ended September 30, 2020		Six months ended September 30, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥0	0	¥1	1

Total	¥0	0	¥1	1

	Six months ended September 30, 2020		Six months ended September 30, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥0	0	¥11	1
Condominiums	64	2	1	1
Land undeveloped or under construction	17	1	0	0
Others*	502	—	75	—

Total	¥583	—	¥87	—

*	For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the six months ended September 30, 2020, include a write-down of ¥433 million of two hotels.
Losses of ¥433 million in Real Estate segment, ¥17 million in Environment and Energy segment, ¥60 million in ORIX USA segment and ¥73 million in Asia and Australia segment were recorded for the six months ended September 30, 2020. Losses of ¥12 million in Real Estate segment, ¥1 million in PE Investment and Concession segment,
¥71
million in ORIX USA segment and
¥4
million in Asia and Australia segment were recorded for the six months ended September 30, 2021.

– 11
0
 –

For the three months ended September 30, 2020 and 2021, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥326 million and ¥1 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended September 30, 2020		Three months ended September 30, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥0	0	¥1	1

Total	¥0	0	¥1	1

	Three months ended September 30, 2020		Three months ended September 30, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Condominiums	¥26	1	¥0	0
Land undeveloped or under construction	17	1	0	0
Others*	283	—	0	—

Total	¥326	—	¥0	—

*	For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the three months ended September 30, 2020, include a write-down of ¥280 million of one hotel.
Losses of ¥280 million in Real Estate segment, ¥17 million in Environment and Energy segment and ¥29 million in Asia and Australia segment were recorded for the three months ended September 30, 2020.
A loss of
¥1 million in PE Investment and Concession segment
was
recorded for the three months ended September 30, 2021.

– 11
1
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19.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six and three months ended September 30, 2020 and 2021 is as follows:
During the six and three months ended September 30, 2020 and 2021, there was no stock compensation which was antidilutive.

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Net Income attributable to ORIX Corporation shareholders	¥93,842	¥146,682

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Net Income attributable to ORIX Corporation shareholders	¥43,794	¥81,466

	Thousands of Shares
	Six months ended September 30, 2020	Six months ended September 30, 2021
Weighted-average shares	1,247,495	1,211,058
Effect of dilutive securities—
Stock compensation	1,006	1,202

Weighted-average shares for diluted EPS computation	1,248,501	1,212,260

	Thousands of Shares
	Three months ended September 30, 2020	Three months ended September 30, 2021
Weighted-average shares	1,245,927	1,206,784
Effect of dilutive securities—
Stock compensation	1,126	1,341

Weighted-average shares for diluted EPS computation	1,247,053	1,208,125

	Yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥75.22	¥121.12
Diluted	75.16	121.00

	Yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥35.15	¥67.51
Diluted	35.12	67.43

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (1,659,728 and 2,149,105 shares for the six months ended September 30, 2020 and 2021, 1,796,903 and 2,145,248 shares for the three months ended September 30, 2020 and 2021)

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2
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20.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2021 and September 30, 2021.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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3
 –

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(642)	¥546	¥0
Foreign exchange contracts	(79)	255	(106)
Foreign currency swap agreements	(2,178)	283	1,081
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥1,108	¥0	¥(910)	¥0
Foreign exchange contracts	3,492	220	(4,068)	(208)
(3) Hedges of net investment in foreign operations
	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(8,009)	¥(154)	¥2,036	¥21
Borrowings and bonds in foreign currencies	12,815	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥3	¥4
Futures	(5,460)	0	3,799
Foreign exchange contracts	96	1,512	1,392
Options held/written and other	(589)	0	(318)

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2020 (see Note 17 “Life Insurance Operations”).

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4
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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥1,150	¥542	¥0
Foreign exchange contracts	(171)	(54)	178
Foreign currency swap agreements	(567)	290	1,459
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(921)	¥0	¥1,031	¥0
Foreign exchange contracts	(4,627)	98	4,667	(75)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(544)	¥(104)	¥789	¥5
Borrowings and bonds in foreign currencies	(6,399)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥3	¥(21)
Futures	(1,123)	0	733
Foreign exchange contracts	3,746	718	2,415
Credit derivatives held	0	0	(1)
Options held/written and other	0	0	759

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and for
e
ign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2021 (see Note 17 “Life Insurance Operations”).

– 11
5
 –

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended September 30, 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥702	¥287	¥0
Foreign exchange contracts	(39)	201	(131)
Foreign currency swap agreements	(752)	177	185
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥1,776	¥0	¥(1,792)	¥0
Foreign exchange contracts	1,816	129	(2,392)	(126)

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense
Foreign exchange contracts	¥(4,384)	¥755
Borrowings and bonds in foreign currencies	7,556	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥(1)
Futures	(1,499)	0	1,101
Foreign exchange contracts	61	527	(1,857)
Options held/written and other	(61)	0	1,535

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2020 (see Note 17 “Life Insurance Operations”).

– 11
6
 –

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended September 30, 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥1,007	¥266	¥0
Foreign exchange contracts	(110)	(12)	87
Foreign currency swap agreements	(780)	94	1,171
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥299	¥0	¥(321)	¥0
Foreign exchange contracts	(4,146)	(27)	4,187	42
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥2,755	¥(86)	¥318
Borrowings and bonds in foreign currencies	(6,552)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥2	¥(12)
Futures	(863)	0	(422)
Foreign exchange contracts	2,938	203	(2,831)
Options held/written and other	0	0	246

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2021 (see Note 17 “Life Insurance Operations”).

– 1
17
 –

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(922)	¥5	¥0
Options held/written and other	0	0	16
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended September 30, 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(185)	¥3	¥0
Options held/written and other	¥0	¥0	¥8
The carrying amount of hedged ass
e
ts and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at March 31, 2021 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥314,248	¥12,764	—	¥0	¥0
Installment Loans	17,942	43	—	0	0

– 1
18
 –

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2021 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(697)	¥2	¥0
Options held/written and other	0	0	14
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended September 30, 2021 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(282)	¥1	¥0
Options held/written and other	0	0	7
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at September 30, 2021 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥370,882	¥6,491	—	¥0	¥0
Installment Loans	17,688	21	—	0	0

– 1
19
 –

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2021 and September 30, 2021 are as follows.
March 31, 2021

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥531,971	¥1,867	Other Assets	¥23,751	Other Liabilities

Options held/written and other	840	26	Other Assets	0	—

Futures, foreign exchange contracts	657,411	437	Other Assets	18,941	Other Liabilities

Foreign currency swap agreements	76,023	146	Other Assets	4,459	Other Liabilities

Foreign currency long-term debt	582,174	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥6,409	¥0	—	¥67	Other Liabilities

Options held/written and other	746,058	19,478	Other Assets	17,009	Other Liabilities

Futures, foreign exchange contracts *	320,908	742	Other Assets	6,798	Other Liabilities

Credit derivatives held	171	0	—	9	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥19,127 million and foreign exchange contracts of ¥7,245 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2021, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥41 million and ¥24 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥438 million and ¥302 million at March 31, 2021, respectively.

–
120
 –

September 30, 2021

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥500,146	¥1,706	Other Assets	¥19,564	Other Liabilities

Options held/written and other	849	21	Other Assets	0	—

Futures, foreign exchange contracts	823,934	830	Other Assets	10,898	Other Liabilities

Foreign currency swap agreements	75,379	1,060	Other Assets	1,507	Other Liabilities

Foreign currency long-term debt	578,200	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥3,479	¥0	—	¥30	Other Liabilities

Options held/written and other	787,724	18,678	Other Assets	16,996	Other Liabilities

Futures, foreign exchange contracts *	556,597	4,398	Other Assets	2,275	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥17,163 million and foreign exchange contracts of ¥6,523 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2021, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥173 million and ¥28 million and derivative liabilities include fair value of futures and foreign exchange contracts before offsetting of ¥4 million and ¥78 million at September 30, 2021, respectively.

21.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2021 and September 30, 2021 are as follows.
March 31, 2021

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥22,696	¥(1,944)	¥20,752	¥0	¥0	¥20,752

Total assets	¥22,696	¥(1,944)	¥20,752	¥0	¥0	¥20,752

Derivative liabilities	¥71,034	¥(1,944)	¥69,090	¥(18,913)	¥(147)	¥50,030

Total liabilities	¥71,034	¥(1,944)	¥69,090	¥(18,913)	¥(147)	¥50,030

September 30, 2021

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥26,693	¥(4,686)	¥22,007	¥0	¥(398)	¥21,609

Total assets	¥26,693	¥(4,686)	¥22,007	¥0	¥(398)	¥21,609

Derivative liabilities	¥51,270	¥(4,686)	¥46,584	¥(7,492)	¥0	¥39,092

Total liabilities	¥51,270	¥(4,686)	¥46,584	¥(7,492)	¥0	¥39,092

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

22.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2021

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥951,242	¥951,242	¥951,242	¥0	¥0
Restricted cash	128,333	128,333	128,333	0	0
Installment loans (net of allowance for credit losses)	3,613,316	3,631,561	0	166,410	3,465,151
Equity securities*1	396,465	396,465	82,039	223,016	91,410
Trading debt securities	2,654	2,654	0	2,654	0
Available-for-sale debt securities	2,003,917	2,003,917	6,012	1,864,448	133,457
Held-to-maturity debt securities	113,790	139,132	0	115,893	23,239
Other Assets:
Time deposits	4,146	4,146	0	4,146	0
Derivative assets*2	20,752	20,752	0	0	0
Reinsurance recoverables (Investment contracts)	7,299	7,507	0	0	7,507
Liabilities:
Short-term debt	¥307,269	¥307,269	¥0	¥307,269	¥0
Deposits	2,165,293	2,167,449	0	2,167,449	0
Policy liabilities and Policy account balances (Investment contracts)	196,549	196,624	0	0	196,624
Long-term debt	4,416,833	4,442,351	0	1,286,463	3,155,888
Other Liabilities:
Derivative liabilities*2	69,090	69,090	0	0	0

*1	The amount of ¥13,737 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

September 30, 2021

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,030,893	¥1,030,893	¥1,030,893	¥0	¥0
Restricted cash	130,999	130,999	130,999	0	0
Installment loans (net of allowance for credit losses)	3,616,577	3,610,206	0	171,230	3,438,976
Equity securities*1	390,965	390,965	114,346	184,611	92,008
Trading debt securities	2,483	2,483	0	2,483	0
Available-for-sale debt securities	2,051,245	2,051,245	8,581	1,905,428	137,236
Held-to-maturity debt securities	113,795	139,517	0	115,875	23,642
Other Assets:
Time deposits	4,435	4,435	0	4,435	0
Derivative assets*2	22,007	22,007	0	0	0
Reinsurance recoverables (Investment contracts)	6,758	6,907	0	0	6,907
Liabilities:
Short-term debt	¥493,976	¥493,976	¥0	¥493,976	¥0
Deposits	2,129,531	2,131,750	0	2,131,750	0
Policy liabilities and Policy account balances (Investment contracts)	201,272	201,344	0	0	201,344
Long-term debt	4,351,494	4,377,341	0	1,299,274	3,078,067
Other Liabilities:
Derivative liabilities*2	46,584	46,584	0	0	0

*1	The amount of ¥15,732 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

23.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥1,573 million and ¥90 million as of March 31, 2021 and September 30, 2021, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥3,134 million and ¥3,906 million for the six months ended September 30, 2020 and 2021, respectively, and ¥1,517 million and ¥1,256 million for the three months ended September 30, 2020 and 2021, respectively. As of March 31, 2021 and September 30, 2021, the amounts due are as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Within one year	¥3,806	¥5,166
More than one year	3,982	5,366

Total	¥7,788	¥10,532

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥69,235 million and ¥110,307 million as of March 31, 2021 and September 30, 2021, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥393,634 million and ¥394,730 million as of March 31, 2021 and September 30, 2021, respectively.

Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC

460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2021 and September 30, 2021:

	March 31, 2021			September 30, 2021
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥469,377	¥4,768	2028	¥467,131	¥4,795	2028
Transferred loans	365,546	5,827	2061	379,892	4,601	2061
Consumer loans	294,250	49,025	2032	284,050	47,098	2032
Real estate loans	17,621	4,119	2048	13,236	4,034	2048
Other	598	104	2035	8,530	147	2035

Total	¥1,147,392	¥63,843	—	¥1,152,839	¥60,675	—

Guarantee of corporate loans:
The Company
and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2021 and September 30, 2021, total notional amount of the loans subject to such guarantees are ¥690,000 million and ¥690,000 million, respectively, and book value of guarantee liabilities are ¥1,998 million and ¥2,163 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance
.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2021.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2021.
As of March 31, 2021 and September 30, 2021, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥1,857,499 million and ¥1,927,508 million, respectively.

Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2021.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2021.

Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥26,094 million and ¥23,723 million as of March 31 and September 30, 2021, respectively. Additionally, for the six months ended September 30, 2020 and 2021, provision for credit losses for off-balance
sheet credit exposure were reversals of ¥4,934 million and ¥2,369 million, respectively, which are recorded as provision for credit losses in the consolidated statements of income.

For the three months ended September 30, 2020 and 2021, provision for credit losses for off-balance sheet credit exposure were reversals of ¥3,080 million and ¥468 million, respectively, which are recorded as provision for credit losses.
Contingencies—
Among some of our private equity investees, which are consolidated subsidiaries, manufacturing defects have been found in certain parts of their products. The Company recognizes the allowances for losses, when the losses are highly probable that an outflow of resources embodying economic benefits will occur in relation to this matter and the amount of such losses can be reasonably estimated. It is possible that additional write-downs or allowances for losses may be recorded due to the occurrence of new events, however at this time, the amount and timing of the potential losses cannot be reasonably estimated.
In addition, the Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2021 and September 30, 2021:

	Millions of yen
	March 31, 2021	September 30, 2021
Lease payments, loans and investment in operating leases	¥125,196	¥106,350
Investment in securities	172,503	180,056
Property under facility operations	27,125	113,679
Other assets and other	14,026	16,299

Total	¥338,850	¥416,384

As of March 31, 2021 and September 30, 2021, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥226,987 million and ¥147,428 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥50,538 million and ¥43,589 million, respectively. As of March 31
,
2021 and September 30, 2021, and debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,101 million and ¥9,745 million, respectively. In addition, ¥73,191 million and ¥61,855 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2021 and September 30, 2021.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of September 30, 2021.

24.	Segment Information
Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker to make decision about resource allocations and assess performance.
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment; Yayoi
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment and concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking and consumer finance
Aircraft and Ships	:	Aircraft leasing and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each its respective segments, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021, and financial information of the segments for the three and six months ended September 30, 2020 has been retrospectively restated.
Financial information of the segments for the six months ended September 30, 2020 and 2021, and segment assets information as of March 31, 2021 and September 30, 2021 are as follows:

	Millions of yen
	Six months ended September 30, 2020		Six months ended September 30, 2021		March 31, 2021	September 30, 2021
	Segment revenues	Segment profits	Segment revenues	Segment profits	Segment assets	Segment assets
Corporate Financial Services and Maintenance Leasing	¥209,144	¥31,094	¥230,275	¥52,401	¥1,676,063	¥1,659,642
Real Estate	167,276	11,009	202,514	23,860	872,095	878,068
PE Investment and Concession	157,826	4,294	192,150	1,834	378,698	368,794
Environment and Energy	70,865	13,599	63,898	9,663	489,174	695,445
Insurance	235,754	35,308	235,088	33,009	1,959,521	1,962,961
Banking and Credit	41,661	25,170	43,097	22,065	2,690,627	2,709,991
Aircraft and Ships	14,876	5,527	17,748	618	601,762	615,640
ORIX USA	57,859	9,881	84,988	47,614	1,220,081	1,188,438
ORIX Europe	73,046	17,103	101,104	28,591	369,546	397,073
Asia and Australia	58,962	3,791	71,705	20,485	1,084,222	1,125,430

Total	¥1,087,269	¥156,776	¥1,242,567	¥240,140	¥11,341,789	¥11,601,482

– 1
28
 –

Financial information of the segments for the three months ended September 30, 2020 and 2021 are as follows:

	Millions of yen
	Three months ended September 30, 2020		Three months ended September 30, 2021
	Segment revenues	Segment profits	Segment revenues	Segment profits
Corporate Financial Services and Maintenance Leasing	¥107,072	¥17,802	¥120,483	¥32,122
Real Estate	88,627	9,159	105,752	12,847
PE Investment and Concession	68,053	(307)	92,526	1,566
Environment and Energy	36,909	5,878	34,569	5,174
Insurance	118,682	17,053	125,907	17,520
Banking and Credit	20,997	13,267	20,271	9,306
Aircraft and Ships	7,329	(2,057)	9,285	5,449
ORIX USA	33,090	10,466	37,294	22,451
ORIX Europe	36,881	9,914	50,648	15,119
Asia and Australia	30,635	(3,066)	37,057	11,705

Total	¥548,275	¥78,109	¥633,792	¥133,259

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

– 1
29
 –

The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Six months ended September 30, 2020	Six months ended September 30, 2021
Segment revenues:
Total revenues for segments	¥1,087,269	¥1,242,567
Revenues related to corporate assets	5,933	8,580
Revenues from inter-segment transactions	(8,464)	(9,613)

Total consolidated revenues	¥1,084,738	¥1,241,534

Segment profits:
Total profits for segments	¥156,776	¥240,140
Corporate profits (losses)	(24,765)	(25,570)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,163	6,219

Total consolidated income before income taxes	¥134,174	¥220,789

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2021
Segment revenues:
Total revenues for segments	¥548,275	¥633,792
Revenues related to corporate assets	3,225	5,616
Revenues from inter-segment transactions	(4,403)	(6,687)

Total consolidated revenues	¥547,097	¥632,721

Segment profits:
Total profits for segments	¥78,109	¥133,259
Corporate profits (losses)	(13,052)	(13,129)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,486	603

Total consolidated income before income taxes	¥66,543	¥120,733

	Millions of yen
	March 31, 2021	September 30, 2021
Segment assets:
Total assets for segments	¥11,341,789	¥11,601,482
Cash and cash equivalents, restricted cash	1,079,575	1,161,892
Allowance for credit losses	(78,945)	(77,571)
Trade notes, accounts and other receivable	354,334	288,311
Other corporate assets	866,329	860,564

Total consolidated assets	¥13,563,082	¥13,834,678

– 13
0
 –

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the six months ended September 30, 2020 and 2021.
For the six months ended September 30, 2020

	Millions of yen
	Six months ended September 30, 2020
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥870,327	¥91,871	¥122,540	¥1,084,738
Income before Income Taxes	97,972	18,275	17,927	134,174
For the six months ended September 30, 2021

	Millions of yen
	Six months ended September 30, 2021
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥964,192	¥123,687	¥153,655	¥1,241,534
Income before Income Taxes	118,760	60,328	41,701	220,789
The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the three months ended September 30, 2020 and 2021.
For the three months ended September 30, 2020

	Millions of yen
	Three months ended September 30, 2020
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥433,698	¥49,757	¥63,642	¥547,097
Income before Income Taxes	49,552	15,414	1,577	66,543
For the three months ended September 30, 2021

	Millions of yen
	Three months ended September 30, 2021
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥497,902	¥56,246	¥78,573	¥632,721
Income before Income Taxes	66,204	26,321	28,208	120,733

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

– 13
1
 –

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the six months ended September 30, 2020 and 2021.
For the six months ended September 30, 2020

	Millions of yen
	Six months ended September 30, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥4,661	¥1,390	¥144,417	¥1,278	¥0	¥0	¥0
Real estate sales	0	38,903	0	0	0	0	0
Asset management and servicing	168	2,967	17	0	0	95	13
Automobile related services	29,140	0	0	119	0	0	0
Facilities operation	0	7,644	0	0	0	0	0
Environment and energy services	1,740	0	0	68,016	0	0	0
Real estate management and brokerage	0	50,210	0	0	0	0	0
Real estate contract work	0	33,678	0	0	0	0	0
Other	23,428	814	9,534	662	780	2,033	1,492

Total revenues from contracts with customers	59,137	135,606	153,968	70,075	780	2,128	1,505

Geographical location
Japan	58,715	135,606	153,968	64,122	780	2,128	355
The Americas	0	0	0	0	0	0	0
Other	422	0	0	5,953	0	0	1,150

Total revenues from contracts with customers	59,137	135,606	153,968	70,075	780	2,128	1,505

Other revenues *	150,007	31,670	3,858	790	234,974	39,533	13,371

Segment revenues/Total revenues	¥209,144	¥167,276	¥157,826	¥70,865	¥235,754	¥41,661	¥14,876

	Millions of yen
	Six months ended September 30, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,202	¥0	¥57	¥153,005	¥306	¥153,311
Real estate sales	439	0	0	39,342	0	39,342
Asset management and servicing	6,817	66,902	0	76,979	(52)	76,927
Automobile related services	0	0	5,540	34,799	(2)	34,797
Facilities operation	0	0	0	7,644	243	7,887
Environment and energy services	609	0	0	70,365	(725)	69,640
Real estate management and brokerage	0	0	0	50,210	(1,256)	48,954
Real estate contract work	0	0	0	33,678	(119)	33,559
Other	1,439	52	317	40,551	775	41,326

Total revenues from contracts with customers	10,506	66,954	5,914	506,573	(830)	505,743

Geographical location
Japan	0	0	1	415,675	(804)	414,871
The Americas	10,506	29,163	0	39,669	0	39,669
Other	0	37,791	5,913	51,229	(26)	51,203

Total revenues from contracts with customers	10,506	66,954	5,914	506,573	(830)	505,743

Other revenues *	47,353	6,092	53,048	580,696	(1,701)	578,995

Segment revenues/Total revenues	¥57,859	¥73,046	¥58,962	¥1,087,269	¥(2,531)	¥1,084,738

– 13
2
 –

For the six months ended September 30, 2021

	Millions of yen
	Six months ended September 30, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥5,512	¥1,446	¥161,106	¥1,688	¥0	¥0	¥0
Real estate sales	0	59,110	0	0	0	0	0
Asset management and servicing	160	3,117	12	0	0	145	15
Automobile related services	31,332	0	0	101	0	0	0
Facilities operation	0	13,004	0	0	0	0	0
Environment and energy services	1,561	0	44	61,166	0	0	0
Real estate management and brokerage	0	51,685	0	0	0	0	0
Real estate contract work	0	39,371	0	0	0	0	0
Other	25,877	717	13,630	432	1,002	2,822	3,157

Total revenues from contracts with customers	64,442	168,450	174,792	63,387	1,002	2,967	3,172

Geographical location
Japan	63,975	168,450	174,792	63,387	1,002	2,967	2,180
The Americas	0	0	0	0	0	0	0
Other	467	0	0	0	0	0	992

Total revenues from contracts with customers	64,442	168,450	174,792	63,387	1,002	2,967	3,172

Other revenues *	165,833	34,064	17,358	511	234,086	40,130	14,576

Segment revenues/Total revenues	¥230,275	¥202,514	¥192,150	¥63,898	¥235,088	¥43,097	¥17,748

	Millions of yen
	Six months ended September 30, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,066	¥0	¥28	¥170,846	¥632	¥171,478
Real estate sales	67	0	0	59,177	0	59,177
Asset management and servicing	7,806	99,238	0	110,493	(31)	110,462
Automobile related services	0	0	6,371	37,804	(6)	37,798
Facilities operation	0	0	0	13,004	308	13,312
Environment and energy services	681	0	0	63,452	(1,014)	62,438
Real estate management and brokerage	0	0	0	51,685	(1,480)	50,205
Real estate contract work	0	0	0	39,371	(108)	39,263
Other	1,302	38	396	49,373	1,605	50,978

Total revenues from contracts with customers	10,922	99,276	6,795	595,205	(94)	595,111

Geographical location
Japan	0	0	0	476,753	(72)	476,681
The Americas	10,922	37,587	0	48,509	0	48,509
Other	0	61,689	6,795	69,943	(22)	69,921

Total revenues from contracts with customers	10,922	99,276	6,795	595,205	(94)	595,111

Other revenues *	74,066	1,828	64,910	647,362	(939)	646,423

Segment revenues/Total revenues	¥84,988	¥101,104	¥71,705	¥1,242,567	¥(1,033)	¥1,241,534

– 13
3
 –

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the three months ended September 30, 2020 and 2021.
For the three months ended September 30, 2020

	Millions of yen
	Three months ended September 30, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,269	¥782	¥61,382	¥719	¥0	¥0	¥0
Real estate sales	0	18,035	0	0	0	0	0
Asset management and servicing	107	1,345	8	0	0	50	10
Automobile related services	14,465	0	0	60	0	0	0
Facilities operation	0	6,276	0	0	0	0	0
Environment and energy services	818	0	0	35,515	0	0	0
Real estate management and brokerage	0	25,660	0	0	0	0	0
Real estate contract work	0	18,722	0	0	0	0	0
Other	12,496	487	4,438	270	397	1,191	699

Total revenues from contracts with customers	30,155	71,307	65,828	36,564	397	1,241	709

Geographical location
Japan	29,976	71,307	65,828	33,402	397	1,241	292
The Americas	0	0	0	0	0	0	0
Other	179	0	0	3,162	0	0	417

Total revenues from contracts with customers	30,155	71,307	65,828	36,564	397	1,241	709

Other revenues *	76,917	17,320	2,225	345	118,285	19,756	6,620

Segment revenues/Total revenues	¥107,072	¥88,627	¥68,053	¥36,909	¥118,682	¥20,997	¥7,329

	Millions of yen
	Three months ended September 30, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥623	¥0	¥4	¥65,779	¥240	¥66,019
Real estate sales	234	0	0	18,269	0	18,269
Asset management and servicing	3,208	35,238	0	39,966	(27)	39,939
Automobile related services	0	0	2,788	17,313	(1)	17,312
Facilities operation	0	0	0	6,276	138	6,414
Environment and energy services	365	0	0	36,698	(365)	36,333
Real estate management and brokerage	0	0	0	25,660	(607)	25,053
Real estate contract work	0	0	0	18,722	(95)	18,627
Other	716	37	8	20,739	409	21,148

Total revenues from contracts with customers	5,146	35,275	2,800	249,422	(308)	249,114

Geographical location
Japan	0	0	0	202,443	(407)	202,036
The Americas	5,146	15,218	0	20,364	0	20,364
Other	0	20,057	2,800	26,615	99	26,714

Total revenues from contracts with customers	5,146	35,275	2,800	249,422	(308)	249,114

Other revenues *	27,944	1,606	27,835	298,853	(870)	297,983

Segment revenues/Total revenues	¥33,090	¥36,881	¥30,635	¥548,275	¥(1,178)	¥547,097

– 13
4
 –

For the three months ended September 30, 2021

	Millions of yen
	Three months ended September 30, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,251	¥836	¥76,664	¥920	¥0	¥0	¥0
Real estate sales	0	29,864	0	0	0	0	0
Asset management and servicing	89	1,387	3	0	0	77	9
Automobile related services	14,897	0	0	51	0	0	0
Facilities operation	0	7,927	0	0	0	0	0
Environment and energy services	806	0	44	33,170	0	0	0
Real estate management and brokerage	0	26,217	0	0	0	0	0
Real estate contract work	0	22,567	0	0	0	0	0
Other	13,395	377	6,838	178	515	1,436	1,872

Total revenues from contracts with customers	31,438	89,175	83,549	34,319	515	1,513	1,881

Geographical location
Japan	31,273	89,175	83,549	34,319	515	1,513	1,432
The Americas	0	0	0	0	0	0	0
Other	165	0	0	0	0	0	449

Total revenues from contracts with customers	31,438	89,175	83,549	34,319	515	1,513	1,881

Other revenues *	89,045	16,577	8,977	250	125,392	18,758	7,404

Segment revenues/Total revenues	¥120,483	¥105,752	¥92,526	¥34,569	¥125,907	¥20,271	¥9,285

	Millions of yen
	Three months ended September 30, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥552	¥0	¥27	¥81,250	¥404	¥81,654
Real estate sales	33	0	0	29,897	0	29,897
Asset management and servicing	3,328	50,700	0	55,593	(13)	55,580
Automobile related services	0	0	3,297	18,245	(7)	18,238
Facilities operation	0	0	0	7,927	166	8,093
Environment and energy services	424	0	0	34,444	(573)	33,871
Real estate management and brokerage	0	0	0	26,217	(1,094)	25,123
Real estate contract work	0	0	0	22,567	(114)	22,453
Other	962	22	221	25,816	574	26,390

Total revenues from contracts with customers	5,299	50,722	3,545	301,956	(657)	301,299

Geographical location
Japan	0	0	0	241,776	(647)	241,129
The Americas	5,299	19,116	0	24,415	0	24,415
Other	0	31,606	3,545	35,765	(10)	35,755

Total revenues from contracts with customers	5,299	50,722	3,545	301,956	(657)	301,299

Other revenues *	31,995	(74)	33,512	331,836	(414)	331,422

Segment revenues/Total revenues	¥37,294	¥50,648	¥37,057	¥633,792	¥(1,071)	¥632,721

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

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25.	Subsequent Events
There are no material subsequent events.

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